File No.
82-3777

HypoVereinsbank Member of UniCredit Group

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549
USA

SEC Mail Processing Section
RECEIVED
AUG 30 2007
WASH. D.C.
186

GIR - Group Investor Relations
Sabine Keindl
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, August 8th, 2007

SUPPL

Hypotheken Und Wechsel Bank

Re: Bayerische ~~Hypo-~~ und ~~Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- HypoVereinsbank's 1.Half Year 2007 Interim Report;
- Investor Relations Releases dated August 3rd, 2007 commenting on the 1. half year results.

You will receive each of the items listed above in German and English language.

Very truly yours,
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

07026635

By: R. Angermeyer
Name: Dr. Regine Angermeyer-Naumann
Title: Head of Investor Relations

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

By: Sabine Keindl
Name: Sabine Keindl
Title: IR Manager

Enclosures

9/18

File No. 82-3777

HypoVereinsbank Member of UniCredit Group

INVESTOR RELATIONS RELEASE **3. AUGUST 2007**

HVB Group mit sehr gutem Ergebnis im ersten Halbjahr 2007 – 2. Quartal schließt nahtlos an die sehr gute Performance des ersten Quartals an

- **Operatives Ergebnis (2.089 Mio. €) im 1. Halbjahr 2007 ggü. Vorjahr um 55,5% gestiegen**
- **Operative Erträge steigen um 24,1% auf 3.987 Mio. €: Zinsüberschuss um 25,9% auf 2.144 Mio. € erhöht, Provisionsüberschuss (975 Mio. €) nahezu stabil (-1.0%), Handelsergebnis (819 Mio. €) gegenüber Vorjahr um erfreuliche 69,9% gesteigert**
- **Kreditrisikovorsorge (390 Mio. €) mit 5,3% rückläufig**
- **Verwaltungsaufwand (1.898 Mio. €) nur geringfügig um 1,5% erhöht; Cost-Income-Ratio mit 47,6% um 10,6%-Punkte deutlich verbessert**
- **Ergebnis vor Steuern (2.054 Mio. €) im 1. Halbjahr 2007 verdoppelt; Gewinn der HVB Group neu (1.394 Mio. €) mehr als verdoppelt; auch um Sondereffekte bereinigt um 54,3 % auf 1.012 Mio. € angestiegen**
- **Eigenkapitalrentabilität nach Steuern nach sechs Monaten 25,0% (bereinigt um Sondereffekte 17,5%) deutlich über Vorjahr**

Die HVB Group legt heute ihren Halbjahresfinanzbericht zum 30. Juni 2007 vor. Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar. Deshalb werden in der Gewinn- und Verlustrechnung die Ergebnisse der aufgegebenen Geschäftsbereiche erst nach dem Gewinn nach Steuern und Minderheiten der HVB Group neu (fortzuführende Geschäftsbereiche) erfasst. Die Vorjahresvergleichszahlen wurden entsprechend angepasst.

Im ersten Quartal 2007 wurden bis auf die Filialen Vilnius und Tallinn alle bisher als auf-

gegebene Geschäftsbereiche definierten Gesellschaften bzw. Teilkonzerne (BA-CA Gruppe, IMB, AS UniCredit Bank, HVB Bank Ukraine) übertragen und mit Wirkung zum 1. Januar 2007 entkonsolidiert. In der Gewinn- und Verlustrechnung der HVB Group schlagen sich deshalb in 2007 nach dem Gewinn der HVB Group neu in den separaten GuV-Positionen "Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche bzw. Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche" neben den Entkonsolidierungsgewinnen der übertragenen Teilkonzerne bzw. Gesellschaften inklusive der entsprechenden Steuern und Fremdanteile nur noch die Ergebnisse aus der Geschäftstätigkeit der Filialen Vilnius und Tallinn bis zum 1. März 2007 nieder. Die Vorjahresvergleichszahlen der genannten GuV-Positionen enthalten dagegen noch die Ergebnisse aus der gewöhnlichen Geschäftstätigkeit der übertragenen Gesellschaften. Zum 1. April 2007 wurden die Investment Banking Aktivitäten der UniCredit Banca Mobiliare (UBM) auf die HVB AG übertragen. Dies wirkt sich im Vergleich mit den Ergebnissen des ersten Halbjahres 2006 wie auch im Vergleich mit dem ersten Quartal 2007 als Erstkonsolidierungseffekt aus. Nachfolgend wird ausschließlich die Ergebnisentwicklung der HVB Group neu dargestellt:

Überblick

Die HVB Group verzeichnete in den ersten sechs Monaten des Jahres eine sehr erfreuliche finanzielle Entwicklung. Die operativen Erträge stiegen gegenüber dem Vorjahr deutlich um 24,1% an. Der Zinsüberschuss inklusive Dividenden erhöhte sich um 25,9%. Der Provisionsüberschuss blieb stabil. Das Handelsergebnis konnte um 69,9% gesteigert werden. Die Verwaltungsaufwendungen haben sich nur geringfügig um 1,5% erhöht. Das Ziel einer im Gesamtjahr 2007 deutlich verbesserten Cost-Income-Ratio wurde in den ersten sechs Monaten mit 47,6% gut erreicht. Das Betriebsergebnis (2.089 Mio. €) stieg um 55,5% an. Das Ergebnis vor Steuern (2.054 Mio. €) hat sich verdoppelt und der Gewinn (1.394 Mio. €) mehr als verdoppelt.

Die Eigenkapitalrentabilität nach Steuern von 25,0% (bereinigt um Sondereffekte 17,5%) konnte die HVB Group gegenüber den bereits guten Werten des Vorjahres weiter verbessern.

Dr. Wolfgang Sprißler, Sprecher des Vorstands der HypoVereinsbank: "Im ersten Halbjahr 2007 haben wir an die positive Entwicklung des vergangenen Jahres und auch an die des erfolgreichen ersten Quartals angeknüpft. Die erfreuliche operative Entwicklung hat unsere hohen Erwartungen voll erfüllt, auch wenn wir nicht erwarten, dass sich die hohe Ergebnisdynamik in den kommenden Quartalen unverändert aufrechterhalten lässt. Mit Blick auf unsere Jahresziele liegen wir auf Kurs. In unseren Kerngeschäftsfeldern sind wir gut aufgestellt. Zusammengefasst sehe ich gutes Potential für eine weitere Stärkung unserer Ertragskraft und für nachhaltiges Wachstum."

Die Ergebnisse im Einzelnen:

Zinsüberschuss: Der originäre Zinsüberschuss erhöhte sich gegenüber dem Vorjahr um 22,9% auf 1.913 Mio. €. Dieser Anstieg steht auch im Zusammenhang mit dem Mittelzufluss aus den Veräußerungen der aufgegebenen Geschäftsbereiche. Dazu zählt neben dem Zufluss der vertraglich vereinbarten Kaufpreisverzinsung für den Zeitraum seit der außerordentlichen Hauptversammlung im Oktober 2006 und der Anlage der Veräußerungsgewinne auch der Wegfall der Refinanzierungsaufwendungen im Vergleich zum Vorjahr. Die übertragenen Investment Banking Aktivitäten der UBM wirken sich aufgrund von Refinanzierungen der Handelsbestände negativ auf den Zinsüberschuss aus. Diese Aufwendungen stehen in direktem Zusammenhang mit dem sehr guten Handelsergebnis aus diesen Investment Banking Aktivitäten. Dieser Erstkonsolidierungseffekt im Zinsüberschuss konnte durch deutlich gestiegene sogenannte handelsinduzierte Zinskomponenten in anderen Lokationen der Division Markets & Investment Banking innerhalb der HVB AG ausgeglichen werden. Ohne diese Sachverhalte liegt der Zinsüberschuss leicht über dem Vorjahresniveau.
Die Zinserträge aus Dividenden und ähnliche Erträge aus Kapitalinvestitionen erhöhten sich um 84 Mio. € auf 231 Mio. € im Wesentlichen infolge gestiegener Ausschüttungen aus Private Equity Fonds.
Provisionsüberschuss: Beim Provisionsüberschuss hat das Halbjahresergebnis in Höhe von 975 Mio. € trotz in 2007 fehlender Erträge durch den Verkauf der Activest Gesellschaften zum Halbjahr 2006 und der Veräußerung der Nordinvest und Indexchange im Januar 2007 den entsprechenden Vorjahreswert nahezu erreicht (-1,0%). Bereinigt um Währungs- sowie Erst- und Entkonsolidierungseffekte steigt der Provisionsüberschuss gegenüber dem hohen Vorjahreswert um erfreuliche 5,3%. Zu dem guten Ergebnis des ersten Halbjahres 2007 hat auch das Wertpapier- und Depotgeschäft durch den erfolgreichen Absatz von innovativen Anlageprodukten, wie zum Beispiel "HVB 6% Zins Ass", "HVB Best of

Fonds-Zertifikate", HVB Zukunftszertifikat II", "HVB 8% Favorit Anleihe" und "Favorit Express Zertifikat" sowie "HVB Bonus Zertifikat Continental Star" beigetragen. Insgesamt wurde das gute Provisionsergebnis aus dem Wertpapier- und Depotgeschäft des ersten Halbjahrs 2006 (bereinigt um Erst- und Entkonsolidierungseffekte) fast erreicht (-1,1%). Sehr erfreulich entwickelten sich die Dienstleistungsbeiträge aus dem Kreditgeschäft mit einer deutlichen Zunahme von 19,7% und aus dem sonstigen Dienstleistungsgeschäft mit einem kräftigen Anstieg um 43,3%.

Das Handelsergebnis steigt im ersten Halbjahr 2007 um 69,9% auf ein Rekordergebnis in Höhe von 819 Mio. €. Dieses stellt auch - ohne den positiven Effekt aus der erstmaligen Einbeziehung der Investment Banking Aktivitäten der UBM (171 Mio. €) - das bisher höchste Halbjahresergebnis in der Unternehmensgeschichte der HVB dar. Dazu trug in einem sehr freundlichen Kapitalmarktumfeld insbesondere der Anstieg des Gewinnsaldos aus Finanzinstrumenten "Held for Trading" gegenüber Vorjahr um 35,7% auf 643 Mio. € bei. Dabei verdoppelten sich die zins- und währungsbezogenen Geschäfte auf 257 Mio. € und die handelsinduzierten Dividendenerträge nahmen um 6,4% auf 300 Mio. € zu. Ferner werden im Handelsergebnis seit Jahresende 2006 Realisierungserfolge aus Private Equity ausgewiesen. Diese belaufen sich per Ende Juni 2007 auf 99 Mio. €. ausgewiesen (per 30. Juni 2006 waren diese noch im Finanzanlageergebnis enthalten).

Operatives Ergebnis: Das operative Ergebnis der HVB Group konnte gegenüber dem sehr erfolgreichen ersten Halbjahr 2006 um 55,5% auf 2.089 Mio. € gesteigert werden. Der Anstieg des operativen Ergebnisses gegenüber dem Vorjahreszeitraum ist ausschließlich auf die um rund ein Viertel gestiegenen operativen Erträge zurückzuführen. Daraus resultiert eine um 10,6%-Punkte auf 47,6% deutlich verbesserte Cost-Income-Ratio. Mit dieser guten operativen Performance konnten nach den ersten sechs Monaten 2007 die im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2006 erwähnten ambitionierten Ziele einer spürbaren Verbesserung der operativen Erträge bei nur leicht ansteigenden Verwaltungsaufwendungen und damit einer Verbesserung der Cost-Income-Ratio gut erreicht werden.

Verwaltungsaufwand: Die Verwaltungsaufwendungen der HVB Group erhöhten sich gegenüber dem Vorjahr um 1,5% auf 1.898 Mio. €. Der Anstieg resultierte aus höheren Personalaufwendungen und der Zunahme der Anderen Verwaltungsaufwendungen, während sich die Abschreibungen auf Sachanlagen und Immaterielle Vermögensgegenstände reduzierten. Erst- und Entkonsolidierungseffekte wirkten sich in den gesamten Verwal-

tungsaufwendungen per saldo aufwandsmindernd aus. Bereinigt um Konsolidierungs- und Währungseffekte hat sich der gesamte Verwaltungsaufwand um 2,1% erhöht. Dabei resultierte die Zunahme im Wesentlichen im Personalaufwand aus gestiegenen Aufwendungen für erfolgsabhängige Bonuszahlungen und bei anderen Verwaltungsaufwendungen auch aus dem Effekt aus der Erhöhung der Mehrwertsteuer auf 19%.

Kreditrisikovorsorge: Die Kreditrisikovorsorge liegt per Ende Juni 2007 mit 390 Mio. € um 5,3% unter dem Vorjahreswert (412 Mio. €).

Finanzanlageergebnis: Das Finanzanlageergebnis belief sich zum 30. Juni 2007 auf 383 Mio. €. Hierin enthalten sind Veräußerungsgewinne aus dem Verkauf der Indexchange Investment AG an die Barclays Bank plc in Höhe von 219 Mio. € und der Norddeutsche Investment-Gesellschaft mbH (Nordinvest) an die Pioneer Gruppe in Höhe von 47 Mio. €. Darüber hinaus ist das Finanzanlageergebnis durch den Gewinn aus dem Verkauf der restlichen Anteile an der Münchener Rückversicherungs-Gesellschaft AG in Höhe von 113 Mio. € positiv geprägt. Damit hat die HVB ihre verbliebenen Anteile an der Münchener Rückversicherungs-Gesellschaft von ca. 2,2% vollständig abgebaut und setzte mit dieser Maßnahme ihre Strategie des Abbaus von nicht strategischen Finanzbeteiligungen fort. Im Finanzanlageergebnis des ersten Halbjahres 2006 in Höhe von 138 Mio. € der Gewinn wurde im Wesentlichen aus der Reduzierung des Anteilsbesitzes an Babcock & Brown Limited (55 Mio. €) und an Deutsche Lufthansa AG (40 Mio. €) vereinnahmt.

Ergebnis vor Steuern: Das Ergebnis vor Steuern liegt mit 2.054 Mio. € doppelt so hoch wie im Vorjahr (1.020 Mio. €). Auch bereinigt – also ohne den begünstigenden Effekt aus der Kaufpreisverzinsung bezüglich der Veräußerung aufgegebener Geschäftsbereiche (93 Mio. €) sowie ohne die Veräußerungsgewinne Indexchange (219 Mio. €) und Münchener Rückversicherungs-Gesellschaft AG (113 Mio. €) sowie adjustiert um Aufwendungen für Restrukturierungen (3 Mio. €)- hat sich das Ergebnis vor Steuern mit einem bereinigten Wert von 1.632 Mio. € gegenüber dem Vorjahreszeitraum noch um fast 60% erhöht.

Fremdanteile am Ergebnis und Gewinn: Vom Ergebnis vor Steuern entfallen 617 Mio. € auf Ertragsteuern und 43 Mio. € auf Anteile Konzernfremder. Nach Abzug der Steuern und Fremdanteile am Ergebnis wurde ein Gewinn in Höhe von 1.394 Mio. € erwirtschaftet, der mehr als das Doppelte des Gewinns des entsprechenden Vorjahreszeitraums beträgt. Auch bereinigt um die Einmaleffekte aus der Kaufpreisverzinsung, den Verkäufen der Indexchange und der Münchener Rückversicherungs-Gesellschaft AG sowie den Aufwen-

dungen für Restrukturierungen erhöhte sich der Gewinn mit 1.012 Mio. € gegenüber dem Vorjahresgewinn um mehr als die Hälfte.

Segmentergebnis nach Divisionen:

Zum Ergebnis vor Steuern der HVB Group neu in Höhe von 2.054 Mio. € haben die Divisionen

Privat- und Geschäftskunden	132 Mio. €
Wealth Management	93 Mio. €
Firmen- & Kommerzielle Immobilienkunden	377 Mio. €
Markets & Investment Banking	1.318 Mio. €
Sonstige/Konsolidierung	134 Mio. €

beigetragen.

Die Division Privat- und Geschäftskunden erwirtschaftete im ersten Halbjahr 2007 ein gegenüber dem Vorjahr um 2,9% auf 212 Mio. € gestiegenes operatives Ergebnis. Diese erfreuliche Entwicklung führte zu einer auf 76,8% verbesserte Cost-Income-Ratio. Dabei reduzierten sich die Verwaltungaufwendungen um 1,4%, trotz der erstmaligen Einbeziehung der PlanetHome Gruppe, einer der führenden Immobiliendienstleister mit den Kernbereichen Vermittlung und Finanzierung von Wohnimmobilien. Innerhalb der gesamten Verwaltungsaufwendungen stiegen zwar die Personalaufwendungen um 3,1%, bedingt durch den aufwandserhöhenden Effekt der erstmaligen Einbeziehung der PlanetHome Gruppe im ersten Quartal 2007. Dagegen reduzierten sich jedoch die Anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen auf Grund des weiterhin strikten Kostenmanagements um 4,5%.

Die operativen Erträge konnten mit 913 Mio. € auf dem Vorjahresniveau gehalten werden, obwohl sich der Zinsüberschuss leicht reduzierte (-1,8%). Dieser ermäßigte sich vor allem wegen Volumensrückgängen im Aktivgeschäft bei Kontokorrentkrediten, wobei sich hier vor allem die im Markt zu beobachtende zurückhaltende Kreditnachfrage der Geschäftskunden bemerkbar macht, und strategisch bedingt bei Immobilienkrediten. Diese Entwicklung konnte durch das erfreuliche Passivgeschäft über Margenverbesserungen und der Volumensexpansion bei Sicht- und Termineinlagen teilweise kompensiert werden.

Hauptursache der gestiegenen operativen Erträge war - neben der Erstkonsolidierung der PlanetHome Gruppe - die erfreuliche Entwicklung im Provisionsgeschäft mit einer Zunahme gegenüber dem Vorjahr um 4,9%. Dazu hat neben der "KombiAnlage plus", einem der Kernprodukte im Wertpapier- und Depotgeschäft, auch der weiterhin erfolgreiche Absatz von innovativen Anlageprodukten mit einem Absatzvolumen von nominal ca. 1,9 Mrd. € beigetragen. Nennenswerte Produkte sind zum Beispiel "HVB 6% Zins Ass", "HVB Best of Fonds Zertifikate", "HVB Zukunftszertifikat II", "HVB 8% Favorit Anleihe und Favorit Express Zertifikat" sowie "HVB Bonus Zertifikat Continental Star". Die gute operative Entwicklung führte bei der gegenüber dem Vorjahr unveränderten Kreditrisikovorsorge zu einem Ergebnis vor Steuern in Höhe von 132 Mio. €, das um 3,9% über dem Halbjahresergebnis des Vorjahres liegt.

Die Division Wealth Management umfasst den Wealth Management Vertrieb der HVB AG, die DAB Bank Gruppe, das Private Banking der HVB und die Wealth Management Capital Holding GmbH, München, bei der die Beteiligungen HVB Fonds Finance GmbH, Blue Capital GmbH und H.F.S Hypo-Fondsbeteiligungen für Sachwerte GmbH, München, gebündelt sind. Die nachfolgende Darstellung der Ergebnisentwicklung bezieht sich auf die im Halbjahresfinanzbericht zusätzlich ausgewiesene um Entkonsolidierungseffekte (z.B. Activest Gesellschaften, Nordinvest) adjustierte Erfolgsrechnung der Division WEM.

Mit einem Ergebnis vor Steuern in Höhe von 93 Mio. € konnte die Division Wealth Management im ersten Halbjahr 2007 das Ergebnis des entsprechenden Vorjahreszeitraums um 4,5% steigern. In dieser Entwicklung spiegelt sich insbesondere die Ergebnisdynamik der DAB Bank Gruppe wider, die eine Ergebniszunahme vor Steuern um 16% gegenüber dem Vorjahr erzielen konnte. Die positive Entwicklung des operativen Ergebnisses (+ 9,4%) wurde vom Zuwachs der operativen Erträge um 4,4% auf 235 Mio. € getragen. Die Forcierung der Vermögensverwaltung im Wealth Management Vertrieb gewinnt an Dynamik. Gegenüber dem Vorjahr erreichte die Division einen Kundenzuwachs von netto 6,3%. Im vergangenen halben Jahr konnte das Volumen in der Vermögensverwaltung um 24 % auf 2,9 Mrd. € gesteigert werden. Bei den Sachwerteanlagen wurden insbesondere Private Equity Beteiligungen erfolgreich platziert. Der Provisionsüberschuss verbesserte sich gegenüber dem Vorjahr um 1,8%. Der Zinsüberschuss stieg um 5,5% in Folge höherer Dividendeneinnahmen.

In der Erhöhung des Verwaltungsaufwands um 1,4% schlug sich gezielter Personalaufbau im Vertrieb nieder, durch den nachhaltiges organisches Wachstum generiert werden soll. Die Cost-Income-Ratio verbesserte sich auf Grund der gestiegenen operativen Erträge auf 60,4%.

Die Subdivision Firmenkunden (Division Firmen- & Kommerzielle Immobilienkunden), deren Kernkompetenz im Geschäft mit mittelständischen Firmenkunden liegt, konnte im operativen Ergebnis das ausgezeichnete Vorjahresniveau nochmals mit einem Zuwachs von 9,9% deutlich übertreffen. Dies geht auf die erfreulichen Entwicklungen sowohl auf der Ertrags- als auch auf der Kostenseite zurück, die sich in einer spürbaren Verbesserung der Cost-Income-Ratio (-2,9%-Punkte auf 35,1% im ersten Halbjahr 2007) widerspiegeln. Dabei verzeichnete der Verwaltungsaufwand einen Rückgang von 3,2% und die operativen Erträge stiegen um 4,9%. Zum Ertragswachstum konnte insbesondere der Provisionsüberschuss mit 13,9% beitragen, vor allem aus Absatzsteigerungen im Derivategeschäft sowie aus dem Ausbau der Transaktionen im Zahlungsverkehr. Auch der Zinsüberschuss verbesserte sich trotz des steigenden Konkurrenzdrucks auf dem deutschen Markt leicht um 1,7%.
Die positive operative Geschäftsentwicklung konnte die gestiegene Kreditrisikovorsorge (+27,8%) sowie geringere Erträge aus dem Finanzanlageergebnis und andere Posten mehr als kompensieren und führte zum Anstieg des Ergebnisses vor Steuern um 2,8% auf 292 Mio. €.

Die Entwicklung der Subdivision Kommerzielle Immobilienkunden (Division Firmen- & Kommerzielle Immobilienkunden) wurde im ersten Halbjahr 2007 geprägt durch Volumensrückgänge auf Grund des 2005 aufgesetzten Restrukturierungsprogrammes aber auch von Portfolioverkäufen der Kunden. Parallel gelang es, das Dienstleistungsgeschäft deutlich auszubauen.

Der Zinsüberschuss reduzierte sich im ersten Halbjahr 2007 um 9,7% gegenüber dem Vorjahr. Dabei konnte ein niedrigeres Zinsergebnis aus dem fortgeführten strategischen Volumensabbau durch ein höheres Einlagevolumen im Passivgeschäft teilweise kompensiert werden. Der erfreuliche Anstieg im Provisionsüberschuss um 26,3% resultierte aus deutlich gesteigerten Provisionsbeiträgen im Derivategeschäft, der strukturierten Finanzierung sowie M&A-Mandanten. Trotz der rückläufigen operativen Erträge (-5,2%) konnte die Cost-Income-Ratio durch die Reduzierung des Verwaltungsaufwands (-12,0%) wegen der mit dem Portfolioabbau einhergehenden Personaleinsparungen leicht verbessert werden: Die Cost-Income-Ratio liegt mit 20,2% auf sehr gutem Niveau nach 21,7% in 2006. In Folge des deutlich geringer ausfallenden Zuführungsbedarfs zu Wertberichtigungen (-95,5% gegenüber dem Vorjahr) konnte das Ergebnis vor Steuern einen deutlichen Zuwachs in Höhe von 25% verzeichnen.

Die Division Markets & Investment Banking setzte ihre erfolgreiche und nachhaltige Ergebnisentwicklung fort und konnte im ersten Halbjahr 2007 das Ergebnis vor Steuern mit einem Zuwachs gegenüber dem Vorjahr von 94,4% fast verdoppeln. In den ersten sechs Monaten 2007 beträgt das Ergebnis vor Steuern 1.318 Mio. € gegenüber 678 Mio. € im gleichen Vorjahreszeitraum.

Zu dieser positiven Entwicklung haben insbesondere das mit einem Zuwachs in Höhe von 463 Mio. € deutlich verbesserte operative Ergebnis und der in der Position Finanzanlageergebnis und andere Posten vereinnahmte Gewinn aus der Veräußerung der Indexchange in Höhe von 219 Mio. € beigetragen.

Die operativen Erträge stiegen um insgesamt 574 Mio. € bzw. 47,6%. Von diesem Zuwachs entfallen 108 Mio. € auf die erstmalige Einbeziehung der Investment Banking Aktivitäten der UBM, deren Erträge und Aufwendungen seit dem 1. April 2007 enthalten sind. Aber auch unter Herausrechnung der Investment Banking Aktivitäten der UBM stiegen die operativen Erträge gegenüber dem Vorjahr mit einem Zuwachs von fast 39% deutlich. Hervorzuheben ist dabei insbesondere das Handelsergebnis, das mit einem Zuwachs von 353 Mio. € stark ausgeweitet werden konnte. Aber auch der Zinsüberschuss und das Provisionsergebnis, die beide besonders von der sehr guten Entwicklung im Bereich strukturierte Finanzierungen profitierten, legten deutlich zu.
Der hohe Anstieg der Verwaltungsaufwendungen um 19,4% geht neben der erstmaligen Einbeziehung der Investment Banking Aktivitäten der UBM vor allem auf gestiegene leistungsbezogene Personalaufwendungen zurück. Die Cost-Income-Ratio-Ratio verbesserte sich dennoch erheblich von 47,4% im ersten Halbjahr 2006 auf 38,3% im ersten Halbjahr 2007.

Das Segment Sonstige/Konsolidierung beinhaltet die Subsegmente Global Banking Services, Group Corporate Center inklusive der Ergebnisbeiträge aus dem Special Credit Portfolio, dem Real Estate Restructuring Portfolio sowie die Konsolidierungseffekte.

Die operativen Erträge dieses Segments erhöhten sich deutlich von 88 Mio. € im Vorjahr auf 350 Mio. € im ersten Halbjahr 2007. Diese Entwicklung resultiert fast ausschließlich aus dem Zinsüberschuss, der durch die Zinseffekte aus dem Mittelzufluss im Zusammenhang mit der Veräußerung der aufgegebenen Geschäftsbereiche begünstigt ist. Dabei schlagen sich neben der Verzinsung des Kaufpreises (vereinnahmt im ersten Quartal 2007) und der Anlage der Veräußerungsgewinne auch der Wegfall der im Vorjahr vorhandenen Refinanzierungskosten auf die Beteiligungsbuchwerte der aufgegebenen

Geschäftsbereiche positiv nieder. Bei im Vergleich zum entsprechenden Vorjahreszeitraum relativ stabilen Verwaltungsaufwendungen wirkt sich der beschriebene Zinseffekt auch im operativen Ergebnis positiv aus. Die Kreditrisikovorsorge, die auf das Special Credit Portfolio entfällt, reduzierte sich um 13,8% auf 200 Mio. €. Daneben führten insbesondere die Veräußerungsgewinne Nordinvest (47 Mio. €) und Münchener Rückversicherungs-Gesellschaft (113 Mio. €) zu dem höheren Ergebnisbeitrag aus der Position "Finanzanlageergebnis und andere Posten". Im Vorjahr waren in dieser Position unter anderem die Veräußerungsgewinne Babcock & Brown (55 Mio. €) und Lufthansa (40 Mio. €) enthalten. Das Ergebnis vor Steuern verbesserte sich nach den ersten sechs Monaten dieses Geschäftsjahres auf 134 Mio. € nach -265 Mio. € im entsprechenden Vorjahreszeitraum.

Eigenkapitalrentabilität nach Steuern

Die Eigenkapitalrentabilität der HVB Group neu wurde an die bei der UniCredit Gruppe übliche Definition angepasst und gibt die Kennzahl bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva als eine rein ökonomische Betrachtungsweise künftig in der Finanzkommunikation an.

Im Zähler der Kennzahl wird die jeweilige Gewinngröße um kalkulatorische Zinsen auf das so genannte durchschnittliche Überschusskapital adjustiert. Der dabei angewandte Zinssatz beträgt im Jahr 2007 3,8% (2006: 3,4%). Das Überschusskapital wird dabei definiert als Differenz zwischen den für die Berechnung der Eigenkapitalrentabilität relevanten IFRS-Eigenkapitalbestandteilen (Gezeichnetes Kapital; Kapitalrücklage und Andere Rücklagen inklusive des im ersten Quartal vereinnahmten Gewinns aus der Veräußerung der aufgegebenen Geschäftsbereiche) und dem Kapitalbetrag, der sich, bezogen auf 6,8% Kapitalbindung gemessen an den durchschnittlichen Risikoaktiva, ergibt. Für das erste Halbjahr 2007 ergibt sich nach dieser Definition eine Eigenkapitalrentabilität nach Steuern in Höhe von 25,0%. Auch bereinigt um die erwähnten Einmaleffekte liegen die Kennzahlenwerte nach Steuern mit 17,5% deutlich über den Werten der ersten sechs Monate 2006.

Der Halbjahresfinanzbericht zum 30. Juni 2007 wird auf unserer Homepage http://www.hvb.com/ir zum Download bereitgestellt.

Financial Highlights – HVB Group [1]

Kennzahlen (in %)	1.1.-30.6.2007[1]	1.1.-30.6.2006[4]
Eigenkapitalrentabilität nach Steuern[2]	25,0	12,7
Eigenkapitalrentabilität nach Steuern, bereinigt[2][3]	17,5	12,8
Eigenkapitalrentabilität vor Steuern[2]	36,3	19,9
Eigenkapitalrentabilität vor Steuern, bereinigt[2][3]	28,1	20,0
Cost-Income-Ratio (gemessen an den operativen Erträgen)	47,6	58,2
Erfolgszahlen	**1.1.-30.6.2007[1]**	**1.1.-30.6.2006[4]**
Operatives Ergebnis (in Mio. €)	2.089	1.343
Ergebnis vor Steuern (in Mio. €)	2.054	1.020
Gewinn/Verlust (in Mio. €)	1.394	654
Ergebnis je Aktie (in €)	1,80	0,87
Ergebnis je Aktie (in €), bereinigt[3]	1,30	0,87
Bilanzzahlen (in Mrd. €)	**30.06.2007**	**31.12.2006[4]**
Bilanzsumme	437,6	358,3
Bilanzielles Eigenkapital	23,4	21,9
Bankaufsichtsrechtliche Kennzahlen nach KWG	**30.06.2007**	**31.12.2006[4]**
Kernkapital (in Mrd. €) (inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche)	22,8	21,6
Risikoaktiva (in Mrd. €)	144,2[5]	137,4
Kernkapitalquote (in %) (inklusive Eigenkapitalzufluss aus der Veräußerung aufgegebener Geschäftsbereiche)	15,8	15,8
	30.06.2007[1]	**31.12.2006[4]**
Mitarbeiter	24.967	25.738
Geschäftsstellen	847	785

Aktie		1.1.-30.6.2007	2006
Börsenkurs:	Stichtag (in €)	41,98	33,03
	Höchststand (in €)	42,50	36,65
	Tiefststand (in €)	32,30	25,52
Börsenkapitalisierung Stichtag (in Mrd. €)		33,7	24,8

[1] ohne aufgegebene Geschäftsbereiche
[2] Eigenkapitalrentabilität bezogen auf 6,8% Eigenkapitalbindung gemessen an den durchschnittlichen Risikoaktiva
[3] 2007 bereinigt um den Effekt aus der Verzinsung des Kaufpreises bezüglich der Veräußerung aufgegebener Geschäftsbereiche um die Veräußerungsgewinne Indexchange und Münchener Rückversicherungs-Gesellschaft AG sowie um Aufwendungen für Restrukturierungen; 2006 bereinigt um Aufwendungen für Restrukturierungen
[4] HVB Group neu: Pro forma Zahlen der fortgeführten Geschäftsbereiche
[5] inklusive 0,3 Mrd. € aufgegebene Geschäftsbereiche (HVB AG Filialen Vilnius und Tallinn)

Gewinn- und Verlustrechnung vom 1. Januar bis 30. Juni 2007 – HVB Group

Erträge/ Aufwendungen	1.1.-30.6.2007 *in Mio. €*	1.1.-30.6.2006 *in Mio. €*	Veränderung *in Mio. €*	Veränderung *in %*
Überschuss aus originärem Zinsgeschäft	1.913	1.556	+357	*+22,9*
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	231	147	+84	*+57,1*
Zinsüberschuss	**2.144**	**1.703**	**+441**	***+25,9***
Provisionsüberschuss	975	985	-10	*-1,0*
Handelsergebnis	819	482	+337	*+69,9*
Saldo sonstige Aufwendungen/ Erträge	49	43	+6	*+14,0*
Zinsunabhängige Erträge	**1.843**	**1.510**	**+333**	***+22,1***
OPERATIVE ERTRÄGE	**3.987**	**3.213**	**+774**	***+24,1***
Personalaufwand	-1.149	-1.141	-8	*+0,7*
Andere Verwaltungsaufwendungen	-626	-578	-48	*+8,3*
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-123	-151	+28	*-18,5*
Verwaltungsaufwand	**-1.898**	**-1.870**	**-28**	***+1,5***
OPERATIVES ERGEBNIS	**2.089**	**1.343**	**+746**	***+55,5***
Zuführungen zu Rückstellungen	-25	-46	+21	*-45,7*
Abschreibungen auf Geschäfts- oder Firmenwerte	--	--	--	--
Aufwendungen für Restrukturierungen	-3	-3	0	*0,0*
Kreditrisikovorsorge	-390	-412	+22	*-5,3*
Finanzanlageergebnis	383	138	+245	*>+100,0*
ERGEBNIS VOR STEUERN	**2.054**	**1.020**	**+1.034**	***>+100,0***
Ertragsteuern	-617	-315	-302	*+95,9*
ERGEBNIS NACH STEUERN	**1.437**	**705**	**+732**	***>+100,0***
Fremdanteile am Ergebnis	-43	-51	+8	*-15,7*
GEWINN DER HVB GROUP NEU	**1.394**	**654**	**+740**	***>+100,0***
Ergebnis nach Steuern der aufgegebenen Geschäftsbereiche	3.690	1.465	+2.225	*>+100,0*
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	0	-413	+413	*-100,0*
GEWINN DER HVB GROUP GESAMT	**5.084**	**1.706**	**+3.378**	***>+100,0***

Erfolgsrechnung nach Divisionen vom 1. Januar bis 30. Juni 2007

In Mio. €	Privat- und Geschäfts-kunden	Wealth Management	Firmen- & Kommerz. Immobilien-kunden	Markets & Investment Banking	Sonstige/ Konso-lidierung	HVB Group neu	Aufgegebene Geschäfts-bereiche[2]	HVB Group gesamt[2]
Operative Erträge								
1.1. – 30.6.2007	913	235	710	1.779	350	3.987	3	3.990
1.1. – 30.6.2006	917	315	688	1.205	88	3.213	2.655	5.868
Veränderung in %	-0,4	-25,4	+3,2	+47,6	>+100,0	+24,1	-99,9	-32,0
Verwaltungsaufwand								
1.1. – 30.6.2007	-701	-142	-233	-682	-140	-1.898	-3	-1.901
1.1. – 30.6.2006	-711	-193	-243	-571	-152	-1.870	-1.478	-3.348
Veränderung in %	-1,4	-26,4	-4,1	+19,4	-7,9	+1,5	-99,8	-43,2
Operatives Ergebnis								
1.1. – 30.6.2007	212	93	477	1.097	210	2.089	–	2.089
1.1. – 30.6.2006	206	122	445	634	-64	1.343	1.177	2.520
Veränderung in %	+2,9	-23,8	+7,2	+73,0	n.m.	+55,5	n.m.	-17,1
Kreditrisikovorsorge								
1.1. – 30.6.2007	-80	-6	-102	-2	-200	-390	--	-390
1.1. – 30.6.2006	-80	--	-101	1	-232	-412	-206	-618
Veränderung in %	0,0	n.m.	+1,0	n.m.	-13,8	-5,3	n.m.	-36,9
restliche Positionen[1]								
1.1. – 30.6.2007	–	6	2	223	124	355	3.772	4.127
1.1. – 30.6.2006	1	6	8	43	31	89	686	775
Veränderung in %	n.m.	0,0	-75,0	>+100,0	>+100,0	>+100,0	>+100,0	>+100,0
Ergebnis vor Steuern								
1.1. – 30.6.2007	132	93	377	1.318	134	2.054	3.772	5.826
1.1. – 30.6.2006	127	128	352	678	-265	1.020	1.657	2.677
Veränderung in %	+3,9	-27,3	+7,1	+94,4	n.m.	>+100,0	>+100,0	>+100,0

1) beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Aufwendungen für Restrukturierungen, Finanzanlageergebnis und andere nicht operative Aufwendungen

2) enthält in den restlichen Positionen (Finanzanlageergebnis) die Gewinne aus der Veräußerung der aufgegebenen Geschäftsbereiche

Erfolgsrechnung der Division

Privat- und Geschäftskunden

Erträge/Aufwendungen	1.1.-30.6.2007 in Mio. €	1.1.-30.6.2006 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	2. Quartal 2006 in Mio. €
Zinsüberschuss	**540**	**550**	**269**	**271**	**270**
Provisionsüberschuss	367	350	172	195	**154**
Handelsergebnis	1	1	--	1	2
Saldo sonstige Aufwendungen/ Erträge	5	16	2	3	11
Zinsunabhängige Erträge	**373**	**367**	**174**	**199**	**167**
OPERATIVE ERTRÄGE	**913**	**917**	**443**	**470**	**437**
Personalaufwand	-295	-286	-143	-152	-145
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-406	-425	-205	-201	-210
Verwaltungsaufwand	**-701**	**-711**	**-348**	**-353**	**-355**
OPERATIVES ERGEBNIS	**212**	**206**	**95**	**117**	**82**
Aufwendungen für Restrukturierungen	--	-1	--	--	-1
Kreditrisikovorsorge	-80	-80	-13	-67	-51
Finanzanlageergebnis und andere Posten[1]	--	2	--	--	1
ERGEBNIS VOR STEUERN	**132**	**127**	**82**	**50**	**31**
Cost-Income-Ratio in %	**76,8**	**77,5**	**78,6**	**75,1**	**81,2**

[1] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Wealth Management

Erträge/Aufwendungen	1.1.-30.6.2007 in Mio. €	1.1.-30.6.2006 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	2. Quartal 2006 in Mio. €
Zinsüberschuss	**77**	**76**	**40**	**37**	**40**
Provisionsüberschuss	166	249	79	87	114
Handelsergebnis	-8	-13	-7	-1	-8
Saldo sonstige Aufwendungen/ Erträge	—	3	—	—	3
Zinsunabhängige Erträge	**158**	**239**	**72**	**86**	**109**
OPERATIVE ERTRÄGE	**235**	**315**	**112**	**123**	**149**
Personalaufwand	-47	-66	-24	-23	-34
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-95	-127	-46	-49	-65
Verwaltungsaufwand	**-142**	**-193**	**-70**	**-72**	**-99**
OPERATIVES ERGEBNIS	**93**	**122**	**42**	**51**	**50**
Aufwendungen für Restrukturierungen	—	—	—	—	—
Kreditrisikovorsorge	-6	—	-2	-4	4
Finanzanlageergebnis und andere Posten[1]	6	6	5	1	4
ERGEBNIS VOR STEUERN	**93**	**128**	**45**	**48**	**58**
Cost-Income-Ratio in %	**60,4**	**61,3**	**62,5**	**58,5**	**66,4**

[1] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Adjustierte[1)]Erfolgsrechnung der Division

Wealth Management (WEM)

Erträge/Aufwendungen	1.1.-30.6.2007 in Mio. €	1.1.-30.6.2006 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	2. Quartal 2006 in Mio. €
Zinsüberschuss	**77**	**73**	**40**	**37**	**39**
Provisionsüberschuss	166	163	79	87	76
Handelsergebnis	-8	-13	-7	-1	-8
Saldo sonstige Aufwendungen/ Erträge	--	2	--	--	1
Zinsunabhängige Erträge	**158**	**152**	**72**	**86**	**69**
OPERATIVE ERTRÄGE	**235**	**225**	**112**	**123**	**108**
Personalaufwand	-47	-43	-24	-23	-22
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-95	-97	-46	-49	-50
Verwaltungsaufwand	**-142**	**-140**	**-70**	**-72**	**-72**
OPERATIVES ERGEBNIS	**93**	**85**	**42**	**51**	**36**
Aufwendungen für Restrukturierungen	--	--	--	--	--
Kreditrisikovorsorge	-6	--	-2	-4	4
Finanzanlageergebnis und andere Posten[2)]	6	4	5	1	3
ERGEBNIS VOR STEUERN	**93**	**89**	**45**	**48**	**43**
Cost-Income-Ratio in %	**60,4**	**62,2**	**62,5**	**58,5**	**66,7**

[1)] Anpassung der Erfolgsrechnung der Division WEM um Entkonsolidierungseffekte (ab 1. Juli 2006 Activest Gruppe; ab 1. Januar 2007 Nordinvest) und Erfolge der Depotbankaktivitäten der HVB Luxemburg (ab 1. Januar 2007)
[2)] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden
Subdivision Firmenkunden

Erträge/Aufwendungen	1.1.-30.6.2007 in Mio. €	1.1.-30.6.2006 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	2. Quartal 2006 in Mio. €
Zinsüberschuss	**418**	**411**	**218**	**200**	**202**
Provisionsüberschuss	180	158	82	98	73
Handelsergebnis	–	-2	-1	1	-2
Saldo sonstige Aufwendungen/ Erträge	3	6	3	0	5
Zinsunabhängige Erträge	**183**	**162**	**84**	**99**	**76**
OPERATIVE ERTRÄGE	**601**	**573**	**302**	**299**	**278**
Personalaufwand	-88	-84	-42	-46	-43
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-123	-134	-63	-60	-65
Verwaltungsaufwand	**-211**	**-218**	**-105**	**-106**	**-108**
OPERATIVES ERGEBNIS	**390**	**355**	**197**	**193**	**170**
Aufwendungen für Restrukturierungen	--	-	--	--	–
Kreditrisikovorsorge	-101	-79	-61	-40	-35
Finanzanlageergebnis und andere Posten[1]	3	8	4	-1	1
ERGEBNIS VOR STEUERN	**292**	**284**	**140**	**152**	**136**
Cost-Income-Ratio in %	**35,1**	**38,0**	**34,8**	**35,5**	**38,8**

[1] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden
Subdivision Kommerzielle Immobilienkunden

Erträge/Aufwendungen	1.1.-30.6.2007 in Mio. €	1.1.-30.6.2006 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	2. Quartal 2006 in Mio. €
Zinsüberschuss	**84**	**93**	**41**	**43**	**44**
Provisionsüberschuss	24	19	13	11	11
Handelsergebnis	--	–	–	–	–
Saldo sonstige Aufwendungen/ Erträge	1	3	1	–	2
Zinsunabhängige Erträge	**25**	**22**	**14**	**11**	**13**
OPERATIVE ERTRÄGE	**109**	**115**	**55**	**54**	**57**
Personalaufwand	-7	-7	-4	-3	-3
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-15	-18	-6	-9	-8
Verwaltungsaufwand	**-22**	**-25**	**-10**	**-12**	**-11**
OPERATIVES ERGEBNIS	**87**	**90**	**45**	**42**	**46**
Aufwendungen für Restrukturierungen	--	–	--	--	–
Kreditrisikovorsorge	-1	-22	10	-11	-4
Finanzanlageergebnis und andere Posten[1]	-1	–	-1	–	0
ERGEBNIS VOR STEUERN	**85**	**68**	**54**	**31**	**42**
Cost-Income-Ratio in %	**20,2**	**21,7**	**18,2**	**22,2**	**19,3**

[1] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division

Markets & Investment Banking (MIB)

Erträge/Aufwendungen	1.1.-30.6.2007 *in Mio. €*	1.1.-30.6.2006 *in Mio. €*	2. Quartal 2007 *in Mio. €*	1. Quartal 2007 *in Mio. €*	2. Quartal 2006 *in Mio. €*
Zinsüberschuss	**712**	**542**	**301**	**411**	**256**
Provisionsüberschuss	240	188	150	90	86
Handelsergebnis	818	465	463	355	171
Saldo sonstige Aufwendungen/ Erträge	9	*10*	7	2	5
Zinsunabhängige Erträge	**1.067**	**663**	**620**	**447**	**262**
OPERATIVE ERTRÄGE	**1.779**	**1.205**	**921**	**858**	**518**
Personalaufwand	-364	-258	-201	-163	-120
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	-318	-313	-168	-150	-162
Verwaltungsaufwand	**-682**	**-571**	**-369**	**-313**	**-282**
OPERATIVES ERGEBNIS	**1.097**	**634**	**552**	**545**	**236**
Aufwendungen für Restrukturierungen	--	--	--	--	--
Kreditrisikovorsorge	-2	1	-1	-1	16
Finanzanlageergebnis und andere Posten[1]	223	43	8	215	16
ERGEBNIS VOR STEUERN	**1.318**	**678**	**559**	**759**	**268**
Cost-Income-Ratio in %	**38,3**	**47,4**	**40,1**	**36,5**	**54,4**

[1] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

Erfolgsrechnung der Division

Sonstige/Konsolidierung

Erträge/Aufwendungen	1.1.-30.6.2007 in Mio. €	1.1.-30.6.2006 in Mio. €	2. Quartal 2007 in Mio. €	1. Quartal 2007 in Mio. €	2. Quartal 2006 in Mio. €
OPERATIVE ERTRÄGE	**350**	**88**	**149**	**201**	**60**
Verwaltungsaufwand	**-140**	**-152**	**-41**	**-99**	**-51**
OPERATIVES ERGEBNIS	**210**	**-64**	**108**	**102**	**9**
Aufwendungen für Restrukturierungen	-3	-2	-3	--	-2
Kreditrisikovorsorge	-200	-232	-114	-86	-132
Finanzanlageergebnis und andere Posten[1)]	127	33	78	49	2
ERGEBNIS VOR STEUERN	**134**	**-265**	**69**	**65**	**-123**

[1)] beinhaltet die GuV-Positionen Zuführungen zu Rückstellungen, Abschreibungen auf Geschäfts- oder Firmenwerte, Finanzanlageergebnis und andere nicht operative Aufwendungen

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de *Head of Investor Relations*	☎ +49-89-378 27602
Sabine.Keindl@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Fax	☎ +49-89-378 24083
Web Site:	http://www.hvb.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verlässlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

File No. 82-3777

HypoVereinsbank Member of UniCredit Group

INVESTOR RELATIONS RELEASE **AUGUST 3, 2007**

HVB Group with very strong result for the first half of 2007 – 2nd quarter follows on smoothly from the excellent performance of the first quarter

- **Operating profit (€2,089 million) increases by 55.5% in the first half of 2007 compared to last year**
- **Total revenues rise by 24.1%, to €3,987 million: net interest income up by 25.9% to €2,144 million, net fees and commissions (€975 million) almost stable (-1.0%), net trading, hedging and fair value income (€819 million) advances by a pleasing 69.9% over last year**
- **Net write-downs of loans and provisions for guarantees and commitments (€390 million) decline by 5.3%**
- **Operating costs (€1,898 million) increase only slightly by 1.5%; cost-income ratio, at 47.6%, significantly improves by 10.6 percentage points**
- **Profit before tax (€2,054 million) doubles in the first half of 2007; profit of the new HVB Group (€1,394 million) more than doubles; even after adjustment for non-recurrent items increases by 54.3%, to €1,012 million**
- **Return on equity after taxes 25.0% after six months (17.5% adjusted for non-recurrent items) significantly higher than last year**

Today, HVB Group is presenting its half-yearly financial report at June 30, 2007. The transfers decided by the Management Board and Supervisory Board, which were approved by the Extraordinary Shareholders' Meeting on October 25, 2006, represent "discontinued operations" in accordance with IFRS 5. This is why the results of the discontinued operations are not shown in the income statement until after the net profit after tax and minorities of "HVB Group new" (continuing operations). The year-on-year figures have been adjusted accordingly.

In the first quarter of 2007 all the companies or respective sub-groups (BA-CA Group, IMB, AS UniCredit Bank, Riga, HVB Bank Ukraine) defined to date as discontinued operations were transferred and deconsolidated with effect from January 1, 2007, except for the HVB AG branches in Vilnius and Tallinn. Hence in 2007, the income statement for HVB Group now only reflects the operating profit generated from the ordinary business operations of the Vilnius and Tallinn branches until March 1, 2007 in addition to the gains on the deconsolidation of the transferred sub-groups or respective companies, including the respective taxes and minority interests, as separate income statement items "net profit after tax of discontinued operations and minority interest in the net profit of discontinued operations" only after the profit of the new HVB Group is reported. However, the year-on-year figures of the income statement items mentioned still include the results of the ordinary business activities of the transferred companies. As per April 1, 2007, the investment banking activities of UniCredit Banca Mobiliare (UBM) were transferred to HVB AG. This, compared to the results of the first-half year of 2006 and of the first quarter of 2007, results in a first-time consolidation effect. The results shown below exclusively reflect the performance of the new HVB Group:

Overview

In the first six months of the 2007 financial year, HVB Group recorded a very pleasing financial trend. Total revenues rose substantially by 24.1% compared to last year. Net interest income including dividends increased by 25.9%. Net fees and commissions remained almost stable. Net trading, hedging and fair value income was boosted by 69.9%. Operating costs increased only slightly by 1.5%. The target of a further significant improvement in the cost-income ratio, at 47.6%, in full-year 2007 was easily achieved in the first six months. Operating profit (€2,089 million) rose by 55.5%. Profit before tax (€2,054 million) doubled and the profit (€1,394 million) more than doubled.

HVB Group succeeded in further improving the return on equity after taxes of 25.0% (17.5% adjusted for non-recurring items) compared to the good figures achieved last year.

Dr. Wolfgang Sprissler, Board Spokesman of HVB: "In the first six months of 2007 we continued the positive trend of last year and also of the successful first quarter. The pleasing operating performance fully met our high expectations, even if we do not expect to fully maintain the high level of earning's dynamic in the next quarters. We are on track towards realizing our annual targets. In our core operating businesses we are well-positioned. Overall I see good potential for further strengthening our earning power and for sustainable growth."

Detailed breakdown of the results:

Net interest income: Compared to last year, net interest income increased by 22.9% to €1,913 million. This rise relates in part to the very positive effect caused by the inflow of funds from the disposals of discontinued operations. Apart from the inflow of contractually agreed interest payments on the purchase price for the period since the Extraordinary Shareholders' Meeting in October 2006 and the investment of the gains realised on the disposals, the cessation of the funding expenses compared to the previous year also had a very favourable impact. The investment banking activities transferred from UBM have a negative effect on net interest income on account of the refinancing of the trading portfolios. These expenses are directly related to the very good trading profit arising from UBM's investment banking activities. This effect of initial consolidation in net interest income was offset by far higher trading-related components in other parts of the Markets & Investment Banking division within HVB AG. Without these occurrences, net interest income is slightly above last year's level.
Interest and similar income from dividends and other income from equity investments increased by €84 million, to €231 million, mainly as a result of a rise in dividend payouts from private equity funds.

Net fees and commissions: At €975 million, the result posted for net fees and commissions in the first six months almost achieved last year's figure despite the absence in 2007 of the gains on the disposal of the Activest companies in the middle of 2006 and the sale of Nordinvest and Indexchange in January 2007 (down 1.0%). Adjusted for currency, consolidation and deconsolidation effects, net fees and commissions rose at pleasing 5.3% compared to the high figure last year. Our success in selling innovative investment products in securities and custodial services such as "HVB 6% Zins Ace", "HVB Best of Fonds Zertifikate", "HVB Zukunftszertifikat II", "HVB 8% Favorit Anleihe", "Favorit Express Zertifikat" and "HVB Bonus Zertifikat Continental Star", contributed to achieve

the goods results posted in the first half of 2007. Overall, net fees and commissions generated from securities and custodial services almost reached the good figure (adjusted for currency and consolidation effects) reported in the first half of 2006 (down 1.1%). The contributions to earnings from lending operations developed considerably well, rising a significant 19.7% with other service operations posting a significant 43.3% increase.

Net trading, hedging and fair value income rose in the first six months of 2007 by 69.9% to a record level of €819 million. This is the highest half-yearly result in the Bank's history to date even without the positive effect totalling €171 million from the inclusion of UBM's investment banking activities for the first time. In a very friendly capital market environment, the 35.7% year-on-year increase in the net income from financial instruments held for trading to €643 million contributed in particular to the result. At the same time, interest and currency-related operations doubled to reach €257 million while dividend income generated from trading operations rose by 6.4% to €300 million. Furthermore, income contribution from private equity are being reported under net trading, hedging and fair value income since the year-end of 2006. These amount to €99 million at the end of June of 2007.

Operating profit: The operating profit of HVB Group was increased by 55.5%, to €2,089 million, compared to the highly successful first half of 2006. The rise in operating profit over the same period last year is solely due to the increase of around one quarter in total revenues. This has produced a significant improvement in the cost-income ratio by 10.6 percentage points to reach 47.6%. After the first six months of 2007, our good operating performance allowed us to easily reach the ambitious targets we mentioned in Management's Discussion and Analysis in the consolidated financial statements at December 31, 2006 for achieving a tangible increase in total revenues with only a slight rise in operating costs and thus an improvement in the cost-income ratio.

Operating costs: The operating costs of the new HVB Group increased by 1.5%, to €1,898 million, compared to last year. The rise is a result of higher payroll costs and an increase in other administrative expenses, while there was a reduction in amortisation, depreciation and impairment losses on intangible and tangible assets. In net terms, consolidation and deconsolidation effects reduced the operating costs as a whole. Adjusted for consolidation and currency effects, the total operating costs increased by 2.1%. The increase results essentially from higher expenses for profit-related bonus payments con-

tained in payroll costs and the effect of the rise in VAT to 19% included in other administrative expenses.

Net write-downs of loans and provisions: At €390 million, net write-downs of loans and provisions at the end of June 2007 are 5.3% below last year's figure (€412 million).

Net income from investments: Net income from investments amounted to €383 million at June 30, 2007. The total includes disposal gains of €219 million realised on the sale of Indexchange Investment AG to Barclays Bank plc and of €47 million on the sale of Norddeutsche Investment-Gesellschaft mbH (Nordinvest) to the Pioneer Group. In addition, the gain on the sale of the remaining shares in Münchener Rückversicherungs-Gesellschaft AG at €113 million favourably impacted net income from investments. This means that by taking this measure HVB has completely divested itself of its remaining shares in Münchener Rückversicherungs-Gesellschaft AG of around 2.2% and continued to implement its strategy of reducing non-strategic financial investments. In the first half of 2006, net income from investments of €138 million contained the gains realised on the reduction of our interest in Babcock & Brown Limited (€55 million) and in Deutsche Lufthansa AG (€40 million).

Profit before tax: At €2,054 million, profit before tax is double the amount posted for last year (€1,020 million). Even without the favourable effect arising from interest payable on the purchase price relating to the disposal of discontinued operations of €93 million and without the gains of €219 million and €113 million realised on the sale of our holdings in Indexchange and Münchener Rückversicherungs-Gesellschaft AG respectively, and adjusted for restructuring costs, profit before tax, at an adjusted figure of €1,632 million, increased by almost 60% compared to the same period last year.

Minorities and net profit: Income tax accounts for €617 million and minorities account for €43 million of the profit before tax. After deducting the taxes and minorities, we generated a profit of €1,394 million, which is more than double the profit earned in the same period last year. Even when adjusted for the non-recurring effects from interest payable on the purchase price, the disposals of Indexchange and Münchener Rückversicherungs-Gesellschaft AG and restructuring costs, we succeeded in improving last year's profit, at €1,012 million, by more than half.

Segment reporting of the divisions:

The individual divisions made the following contributions to profit before tax of €2,054 million in the new HVB Group:

Retail	€132 million
Wealth Management	€93 million
Corporates & Commercial Real Estate Financing	€377 million
Markets & Investment Banking	€1,318 million
Other/consolidation	€134 million

The Retail division generated a 2.9% increase in total revenues over last year, reaching €212 million, in the first half of 2007. This pleasing development contributed to an improvement in the cost-income ratio to 76.8%. At the same time operating costs declined by 1.4% despite the initial consolidation of the PlanetHome Group, one of the leading providers of property finance specialising in the provision and financing of residential property. Within total operating costs, payroll expenses increased by 3.1%, especially due to the increase in expenses resulting from the first-time consolidation of the PlanetHome Group in the first quarter of 2007. In contrast, other administrative expenses, including depreciation of property, plant and equipment, declined by 4.5%, as a result of the continuing strict cost management.

At €913 million, total revenues remained at the same level as last year despite the slight decline in net interest income (down 1.8%). Net interest income decreased largely as a result of a decline in volumes of lending for current accounts, whereby the restrained demand for credit from business customers in the market is particularly noticeable and strategically induced in the case of real estate loans. This development was offset in part by the improved margins on the deposit side and the increase in volumes for sight and term deposits.

The main reason for the rise in total revenues was the pleasing development in the fees and commissions business with an 4.9% increase over last year in addition to the first-time consolidation of the PlanetHome Group. Alongside "KombiAnlage plus", one of our core products in securities and custodial services, a major contribution was made by the continued successful distribution of innovative investment products with a nominal sales volume of approx. €1.9 billion. Key products in this connection include "HVB 6% Zins Ass", "HVB Best of Fonds Zertifikate", "HVB Zukunftszertifikat II", "HVB 8% Favorit

Anleihe und Favorit Express Zertifikat" and "HVB Bonus Zertifikat Continental Star". With net write-downs of loans and provisions for guarantees and commitments unchanged compared to the previous year, the good operating performance resulted in a profit before tax of €132 million, which is 3.9% higher than the result for the first half of last year.

The Wealth Management division encompasses the Wealth Management Sales of HVB AG, the DAB Bank Group, the private banking activities of HVB and the Wealth Management Capital Holding GmbH, Munich which includes the participating interests HVB Fonds Finance GmbH and Blue Capital GmbH and H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich. Below we are showing an income statement for the Wealth Management division in which the half-year figures for 2006 have been adjusted for additional deconsolidation effects (i.e. Activest, Nordinvest).

With profit before tax of €93 million, the Wealth Management division recorded an increase of 4.5% in the first half of 2007 over the equivalent figure for the corresponding period last year. This development reflects the rapidly expanding profits of the DAB Bank Group, which succeeded in achieving an increase in profit before tax of 16% compared to last year. The strong 9.4% rise in operating profit was driven by the 4.4% increase in total revenues to €235 million. The process of stepping up asset management activities in Wealth Management Sales is gaining momentum. Compared to last year, the division achieved a 6.3% net increase in the number of customers. Assets under management increased by 24% to €2.9 billion in the last six months. In terms of real assets, private equity holdings in particular were successfully placed. Net fees and commissions improved by 1.8% over last year. Net interest income in the division rose by 5.5% as a result of higher dividend income.

The 1.4% increase in operating costs includes the deliberate addition of new staff in the sales function with a view to generating sustainable organic growth. The cost-income ratio improved to 60.4% due to the rise in total revenues.

The Corporates subdivision (Corporates & Commercial Real Estate Financing), which focuses on business with small- and medium-sized customers as its core competence, again succeeded in surpassing last year's excellent figure posted for operating profit, with a significant increase of 9.9%. This is a result of the pleasing developments both on the earnings side and on the cost side which are reflected in a tangible improvement in the cost-income ratio (down 2.9 percentage points to 35.1% in the first half of 2007). At the same time operating costs posted a 3.2% decline whilst total revenues rose by 4.9%. Net

fees and commissions made a major 13.9% contribution to the growth in earnings, largely as a result of increased sales in derivatives operations and an expansion of transactions in payments. Despite greater competitive pressure on the German market, there was a slight improvement of 1.7% in net interest income.
The good operating performance more than offset the rise in net write-downs of loans and provisions for guarantees and commitments (up 27.8%) and lower revenues from net income from investments and other items, resulting in a 2.8% increase in profit before tax to €292 million.

The performance of the Commercial Real Estate Financing subdivision (Corporates & Commercial Real Estate Financing) in the first half 2007 was marked by a decline in volumes as a result of the restructuring programme begun in 2005 as well as the sales of our customers' portfolios. At the same time, we succeeded in significantly expanding service operations.
Net interest income fell by 9.7% in the first half of 2007 compared to last year. In the process, lower interest income due to the continued strategic reduction of volumes was partially offset by higher volumes in the deposit-taking business. The good 26.3% rise in net fees and commissions resulted from a significant increase in commissions generated by derivatives operations, structured financing and M&A mandates. Despite the 5.2% decline in total revenues, there was a slight improvement in the cost-income ratio on account of lower operating costs (down 12.0%) as a result of the lower payroll costs entailed in the portfolio reduction: at 20.2%, the cost-income ratio is at a very good level after 21.7% in 2006. Due to the significant decline in additions to impairment losses (down 95.5% compared to the same period last year), a substantial rise of 25% was recorded for profit before tax.

The Markets & Investment Banking division continued its successful, sustainable income trend in the current year, almost doubling its profit before tax year-on-year by 94.4% in the first half of 2007. In the first six months of 2007, profit before tax stands at €1,318 million compared to €678 million in the same period last year.

This good performance can be primarily attributed to the substantial rise of €463 million in operating profit and the gain of €219 million realized on the disposal of Indexchange recognized in net income from investments and other items.

Total revenues were up by a total of €574 million, or 47.6%. €108 million of this growth relates to the first-time inclusion of UBM's investment banking activities, the income and

expenses of which are incorporated with effect from April 1, 2007. But even when the transferred investment banking activities of UBM are not included in the figures, total revenues posted a significant year-on-year rise of almost 39%. The strong growth in net trading, hedging and fair value income in particular, which climbed €353 million, is important to note. At the same time, net interest income and net fees and commissions, which both benefited from the excellent performance in structured finance, also recorded a substantial increase.

The significant 19.4% rise in operating costs is attributable particularly to higher performance-related payroll costs alongside the first-time inclusion of UBM's investment banking activities. The cost-income ratio nevertheless improved considerably, from 47.4% in the first half of 2006 to 38.3% in the first half of 2007.

The Other/consolidation segment encompasses the Global Banking Services and the Group Corporate Centre subsegments together with the profit contributions from the Special Credit Portfolio, the Real Estate Restructuring portfolio and consolidation effects.

The total revenues of this segment rose significantly, from €88 million last year to €350 million in the first half of 2007. This development results almost exclusively from net interest income, which benefited from the interest effects arising from the inflow of funds in conjunction with the disposal of the discontinued operations. This effect was reinforced by the return on the purchase price (generated in the first quarter of 2007) together with the investment of the gains of disposal and the omission of the refinancing costs on the carrying amounts of the investments in the discontinued operations that were included last year. With operating costs remaining relatively stable compared to the same period last year, the interest effect described above had a positive impact on operating profit. Net write-downs of loans and provisions for guarantees and commitments, which relate to the Special Credit Portfolio, fell by 13.8%, to €200 million. At the same time, the gain of €47 million on the disposal of Nordinvest and the gain of €113 million on the disposal of Münchener Rückversicherungs-Gesellschaft AG in particular led to the higher profit contribution from net income from investments and other items. Last year, this item included the gain of €55 million on the disposal of Babcock & Brown and €40 million on the disposal of Lufthansa. Profit before tax improved to €134 million after the first six months of the present financial year after a loss of €265 million in the equivalent period last year.

Return on equity after taxes

We have adjusted the return on equity of the new HVB Group so that it complies with the customary definition in the UniCredit Group. Adopting a purely economic approach, we will thus report this figure related to 6.8% of tied equity capital based on the average risk-weighted assets in our financial communications in future.

In the numerator of the ratio, the respective profit variable is adjusted by imputed interest on what is known as the average excess capital. The interest rate applied in this context amounts to 3.8% in 2007 (2006: 3.4%). The excess capital is defined as the difference between the equity components under IFRS (subscribed capital, additional paid-in capital and other reserves, including the gain on the disposal of the discontinued operations generated in the first quarter) relevant for calculating the return on equity and the capital sum which results, related to 6.8% of the tied capital based on average risk-weighted assets. Based on this definition, this provides a 25.0% return on equity after taxes for the first half of 2007. Even when adjusted by the non-recurring effects mentioned above, the ratios – at 17.5% after taxes – are significantly higher than the figures reported in the first half of 2006.

The half-year financial report at June 30, 2007 will be made available for download on our website at http://www.hvb.com/ir.

Financial Highlights – HVB Group[1)]

Key indicators (in %)	1/1/-30/6/2007[1)]	1/1/-30/6/2006[4)]
RoE after taxes[2)]	25.0	12.7
Return on equity after taxes, adjusted[2) 3)]	17.5	12.8
RoE before taxes[2)]	36.3	19.9
Return on equity before taxes, adjusted[2) 3)]	28.1	20.0
Cost-Income-Ratio (based on total revenues)	47.6	58.2
Operating performance	1/1/-30/6/2007[1)]	1/1/-30/6/2006[4)]
Operating profit (€ millions)	2,089	1,343
Profit before tax (€ millions)	2,054	1,020
Net profit (€ millions)	1,394	654
Earnings per share (€)	1.80	0.87
Earnings per share, adjusted[3)] (€)	1.30	0.87
Balance sheet figures (€ billions)	30/6/2007	31/12/2006[4)]
Total assets	437.6	358.3
Shareholders' equity	23.4	21.9
Key capital ratios compliant with KWG rules	30/6/2007	31/12/2006[4)]
Core capital (€ billions) (including inflow to shareholders' equity arising from the disposal of discontinued operations)	22.8	21.6
Risk weighted assets (€ billions)	144.2[5)]	137.4
Core capital ratio (%) (including inflow to shareholders' equity arising from the disposal of discontinued operations)	15.8	15.8
	30/6/2007[1)]	31/12/2006[4)]
Employees	24,967	25,738
Branch offices	847	785

Share information		1/1/-30/6/2007	2006
Share price:	Reporting date (€)	41.98	33.03
	High (€)	42.50	36.65
	Low (€)	32.30	25.52
Market capitalisation at reporting date (€ billions)		33.7	24.8

1) without discontinued operations
2) return on equity relating to 6.8% tied equity capital as a proportion of average risk-weighted assets
3) 2007 adjusted for the effect arising from interest payable on the purchase price relating to the sale of discontinued operations and for the gain on disposal of Indexchange and Münchener Rückversicherungs-Gesellschaft AG and restructuring costs; 2006 adjusted for restructuring costs
4) HVB Group new: proforma figures of continued operations
5) including €0.3 billion discontinued operations (HVB AG branches Vilnius and Tallinn)

Income Statement from January 1 to June 30, 2007 – HVB Group

Income/expenses	1/1/-30/6/2007 in € m	1/1/-30/6/2006 in € m	Change in € m	Change in %
Net interest	1,913	1,556	+357	+22.9
Dividends and other income from equity investments	231	147	+84	+57.1
Net interest income	**2,144**	**1,703**	**+441**	**+25.9**
Net fees and commissions	975	985	(10)	-1.0
Net trading, hedging and fair value income	819	482	+337	+69.9
Net other expenses/income	49	43	+6	+14.0
Net non-interest income	**1,843**	**1,510**	**+333**	**+22.1**
TOTAL REVENUES	**3,987**	**3,213**	**+774**	**+24.1**
Payroll costs	(1,149)	(1,141)	(8)	+0.7
Other administrative expenses	(626)	(578)	(48)	+8.3
Amortisation, depreciation and impairment losses on intangible and tangible assets	(123)	(151)	+28	-18.5
Operating costs	**(1,898)**	**(1,870)**	**(28)**	**+1.5**
OPERATING PROFIT	**2,089**	**1,343**	**+746**	**+55.5**
Provisions for risks and charges	(25)	(46)	+21	-45.7
Write-down on goodwill	--	--	--	--
Restructuring costs	(3)	(3)	0	0.0
Net write-downs of loans and provisions for guarantees and commitments	(390)	(412)	+22	-5.3
Net income from investments	383	138	+245	>+100.0
PROFIT BEFORE TAXES	**2,054**	**1,020**	**+1,034**	**>+100.0**
Income tax for the period	(617)	(315)	(302)	+95.9
PROFIT AFTER TAXES	**1,437**	**705**	**+732**	**>+100.0**
Minorities	(43)	(51)	+8	-15.7
NET PROFIT OF HVB GROUP NEW	**1,394**	**654**	**+740**	**>+100.0**
Net profit after tax of discontinued operations	3,690	1,465	+2,225	>+100.0
Minority interest in the net profit of discontinued operations	0	(413)	+413	-100.0
NET PROFIT OF FULL HVB GROUP	**5,084**	**1,706**	**+3,378**	**>+100.0**

Income statement by division from January 1 to June 30, 2007

in € m	Retail	Wealth Management	Corporates & Comm. Real Estate Financing	Markets & Investment Banking	Other/consolidation	HVB Group new	Discontinued operations[2]	Full HVB Group[2]
TOTAL REVENUES								
1/1 – 30/6/2007	913	235	710	1,779	350	3,987	3	3,990
1/1 – 30/6/2006	917	315	688	1,205	88	3,213	2,655	5,868
Change in %	-0.4	-25.4	+3.2	+47.6	>+100.0	+24.1	-99.9	-32.0
Operating costs								
1/1 – 30/6/2007	(701)	(142)	(233)	(682)	(140)	(1,898)	(3)	(1,901)
1/1 – 30/6/2006	(711)	(193)	(243)	(571)	(152)	(1,870)	(1,478)	(3,348)
Change in %	-1.4	-26.4	-4.1	+19.4	-7.9	+1.5	-99.8	-43.2
OPERATING PROFIT								
1/1 – 30/6/2007	212	93	477	1,097	210	2,089	–	2,089
1/1 – 30/6/2006	206	122	445	634	(64)	1,343	1,177	2,520
Change in %	+2.9	-23.8	+7.2	+73.0	n.m.	+55.5	n.m.	-17.1
Net write-downs of loans and provisions for guarantees and commitments								
1/1 – 30/6/2007	(80)	(6)	(102)	(2)	(200)	(390)	–	(390)
1/1 – 30/6/2006	(80)	--	(101)	1	(232)	(412)	(206)	(618)
Change in %	0.0	n.m.	+1.0	n.m.	-13.8	-5.3	n.m.	-36.9
Other items[1]								
1/1 – 30/6/2007	--	6	2	223	124	355	3,772	4,127
1/1 – 30/6/2006	1	6	8	43	31	89	686	775
Change in %	n.m.	0.0	-75.0	>+100.0	>+100.0	>+100.0	>+100.0	>+100.0
PROFIT BEFORE TAX								
1/1 – 30/6/2007	132	93	377	1,318	134	2,054	3,772	5,826
1/1 – 30/6/2006	127	128	352	678	(265)	1,020	1,657	2,677
Change in %	+3.9	-27.3	+7.1	+94.4	n.m.	>+100.0	>+100.0	>+100.0

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses
[2] contains the gains on the disposal of discontinued operations in other items (net income from investments)

Income statement of the Retail division

Income/expenses	1/1/-30/6/2007 *in € m*	1/1/-30/6/2006 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q2/2006 *in € m*
Net interest income	**540**	**550**	**269**	**271**	**270**
Net fees and commissions	367	350	172	195	**154**
Net trading, hedging and fair value income	1	1	--	1	2
Net other expenses/income	5	16	2	3	11
Net non-interest income	**373**	**367**	**174**	**199**	**167**
TOTAL REVENUES	**913**	**917**	**443**	**470**	**437**
Payroll costs	(295)	(286)	(143)	(152)	(145)
Other administrative expenses, amortisation, depreciation and impairment on tangible and intangible losses	(406)	(425)	(205)	(201)	(210)
Operating costs	**(701)**	**(711)**	**(348)**	**(353)**	**(355)**
OPERATING PROFIT	**212**	**206**	**95**	**117**	**82**
Restructuring costs	--	(1)	--	--	(1)
Net write-downs of loans and provisions	(80)	(80)	(13)	(67)	(51)
Net income from investments and other items[1]	--	2	--	--	1
PROFIT BEFORE TAX	**132**	**127**	**82**	**50**	**31**
Cost-income ratio in %	**76.8**	**77.5**	**78.6**	**75.1**	**81.2**

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Wealth Management division (WEM)

Income/expenses	1/1/-30/6/2007 *in € m*	1/1/-30/6/2006 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q2/2006 *in € m*
Net interest income	**77**	**76**	**40**	**37**	**40**
Net fees and commissions	166	249	79	87	114
Net trading, hedging and fair value income	(8)	(13)	(7)	(1)	(8)
Net other expenses/income	--	3	--	--	3
Net non-interest income	**158**	**239**	**72**	**86**	**109**
TOTAL REVENUES	**235**	**315**	**112**	**123**	**149**
Payroll costs	(47)	(66)	(24)	(23)	(34)
Other administrative expenses, amortisation, depreciation and impairment on tangible and intangible losses	(95)	(127)	(46)	(49)	(65)
Operating costs	**(142)**	**(193)**	**(70)**	**(72)**	**(99)**
OPERATING PROFIT	**93**	**122**	**42**	**51**	**50**
Restructuring costs	--	--	--	--	--
Net write-downs of loans and provisions	(6)	--	(2)	(4)	4
Net income from investments and other items[1)]	6	6	5	1	4
PROFIT BEFORE TAX	**93**	**128**	**45**	**48**	**58**
Cost-income ratio in %	**60.4**	**61.3**	**62.5**	**58.5**	**66.4**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Adjusted[1] income statement of the Wealth Management division (WEM)

Income/expenses	1/1/-30/6/2007 *in € m*	1/1/-30/6/2006 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q2/2006 *in € m*
Net interest income	**77**	**73**	**40**	**37**	**39**
Net fees and commissions	166	163	79	87	76
Net trading, hedging and fair value income	(8)	(13)	(7)	(1)	(8)
Net other expenses/income	–	2	–	–	1
Net non-interest income	**158**	**152**	**72**	**86**	**69**
TOTAL REVENUES	**235**	**225**	**112**	**123**	**108**
Payroll costs	(47)	(43)	(24)	(23)	(22)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(95)	(97)	(46)	(49)	(50)
Operating costs	**(142)**	**(140)**	**(70)**	**(72)**	**(72)**
OPERATING PROFIT	**93**	**85**	**42**	**51**	**36**
Restructuring costs	--	--	--	--	--
Net write-downs of loans and provisions for guarantees and commitments	(6)	–	(2)	(4)	4
Net income from investments and other items[2]	6	4	5	1	3
PROFIT BEFORE TAX	**93**	**89**	**45**	**48**	**43**
Cost-income ratio in %	**60.4**	**62.2**	**62.5**	**58.5**	**66.7**

[1] adjusted for deconsolidation effects (as of July 1, 2006: Activest companies; January 1, 2007 Nordinvest) and income and expenses of security accounts business of HVB Luxemburg (as of January 1, 2007)
[2] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing division

Corporates subdivision

Income/expenses	1/1/-30/6/2007 *in € m*	1/1/-30/6/2006 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q2/2006 *in € m*
Net interest income	**418**	**411**	**218**	**200**	**202**
Net fees and commissions	180	158	82	98	73
Net trading, hedging and fair value income	--	(2)	(1)	1	(2)
Net other expenses/income	3	6	3	0	5
Net non-interest income	**183**	**162**	**84**	**99**	**76**
TOTAL REVENUES	**601**	**573**	**302**	**299**	**278**
Payroll costs	(88)	(84)	(42)	(46)	(43)
Other administrative expenses, amortisation, depreciation and impairment on tangible and intangible losses	(123)	(134)	(63)	(60)	(65)
Operating costs	**(211)**	**(218)**	**(105)**	**(106)**	**(108)**
OPERATING PROFIT	**390**	**355**	**197**	**193**	**170**
Restructuring costs	--	--	--	--	--
Net write-downs of loans and provisions	(101)	(79)	(61)	(40)	(35)
Net income from investments and other items[1]	3	8	4	(1)	1
PROFIT BEFORE TAX	**292**	**284**	**140**	**152**	**136**
Cost-income ratio in %	**35.1**	**38.0**	**34.8**	**35.5**	**38.8**

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Corporates & Commercial Real Estate Financing division, Commercial Real Estate Financing subdivision

Income/expenses	1/1/-30/6/2007 *in € m*	1/1/-30/6/2006 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q2/2006 *in € m*
Net interest income	**84**	**93**	**41**	**43**	**44**
Net fees and commissions	24	19	13	11	11
Net trading, hedging and fair value income	–	–	–	–	–
Net other expenses/income	1	3	1	–	2
Net non-interest income	**25**	**22**	**14**	**11**	**13**
TOTAL REVENUES	**109**	**115**	**55**	**54**	**57**
Payroll costs	(7)	(7)	(4)	(3)	(3)
Other administrative expenses, amortisation, depreciation and impairment losses on intangible and tangible assets	(15)	(18)	(6)	(9)	(8)
Operating costs	**(22)**	**(25)**	**(10)**	**(12)**	**(11)**
OPERATING PROFIT	**87**	**90**	**45**	**42**	**46**
Restructuring costs	–	–	–	–	–
Net write-downs of loans and provisions for guarantees and commitments	(1)	(22)	10	(11)	(4)
Net income from investments and other items[1]	(1)	–	(1)	–	–
PROFIT BEFORE TAX	**85**	**68**	**54**	**31**	**42**
Cost-income ratio in %	**20.2**	**21.7**	**18.2**	**22.2**	**19.3**

[1] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Markets & Investment Banking (MIB) division

Income/expenses	1/1/-30/6/2007 *in € m*	1/1/-30/6/2006 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q2/2006 *in € m*
Net interest income	**712**	**542**	**301**	**411**	**256**
Net fees and commissions	240	188	150	90	86
Net trading, hedging and fair value income	818	465	463	355	171
Net other expenses/income	9	10	7	2	5
Net non-interest income	**1,067**	**663**	**620**	**447**	**262**
TOTAL REVENUES	**1,779**	**1,205**	**921**	**858**	**518**
Payroll costs	(364)	(258)	(201)	(163)	(120)
Other administrative expenses, amortisation, depreciation and impairment on tangible and intangible losses	(318)	(313)	(168)	(150)	(162)
Operating costs	**(682)**	**(571)**	**(369)**	**(313)**	**(282)**
OPERATING PROFIT	**1,097**	**634**	**552**	**545**	**236**
Restructuring costs	--	--	--	--	--
Net write-downs of loans and provisions	(2)	1	(1)	(1)	16
Net income from investments and other items[1)]	223	43	8	215	16
PROFIT BEFORE TAX	**1,318**	**678**	**559**	**759**	**268**
Cost-income ratio in %	**38.3**	**47.4**	**40.1**	**36.5**	**54.4**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

Income statement of the Other/consolidation division

Income/expenses	1/1/-30/6/2007 *in € m*	1/1/-30/6/2006 *in € m*	Q2/2007 *in € m*	Q1/2007 *in € m*	Q2/2006 *in € m*
TOTAL REVENUES	**350**	**88**	**149**	**201**	**60**
Operating costs	**(140)**	**(152)**	**(41)**	**(99)**	**(51)**
OPERATING PROFIT	**210**	**(64)**	**108**	**102**	**9**
Restructuring costs	(3)	(2)	(3)	--	(2)
Net write-downs of loans and provisions for guarantees and commitments	(200)	(232)	(114)	(86)	(132)
Net income from investments and other items[1)]	127	33	78	49	2
PROFIT BEFORE TAX	**134**	**(265)**	**69**	**65**	**(123)**

[1)] contains the following income statement items: provisions for risks and charges, write-down on goodwill, net income from investments and other non-operating expenses

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de *Head of Investor Relations*	☎ +49-89-378 27602
Sabine.Keindl@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Fax	☎ +49-89-378 24083
Web Site:	http://www.hvb.com/ir

File No.
82-3777

HypoVereinsbank

Member of
UniCredit Group

First Half-Year and Second Quarter Results 2007

Conference Call

Rolf Friedhofen, CFO

August 3, 2007

Content

Key highlights of first half-year 2007 results

- Net profit H1/07 of 1,394 m (over 2x that of H1/06); strong yoy growth (+54.3%) also net of one-offs

- Total revenues posted a solid 24.1% yoy increase in H1/07, driven by net interest income and trading profits and also showing resilient fees compared to a strong H1/06

- Operating costs increased much less than revenues (+1.5% yoy in H1/07), as strict cost control across all lines offset the impact of higher performance-related bonuses

- Good operating performance with operating profit up yoy in all divisions and significant growth in MIB

- Ongoing, constant improvement in asset quality in line with strategy

Key financials

	H1/ 07	%ch. yoy	% change yoy ex FX & consol. effects	Q2/07	% ch. on Q2/06	% ch. on Q2/06 ex FX & consol. effects	% ch. on Q1/07
Total Revenues	**3,987**	**+24.1**	**+24.6**	**1,982**	**+32.2**	**+28.6**	**-1.1**
Operating Costs	(1,898)	+1.5	+2.1	(943)	+4.1	+1.9	-1.3
Operating Profit	**2,089**	**+55.5**	**+55.8**	**1,039**	**+75.2**	**+69.5**	**-1.0**
Net-write downs of loans	(390)	-5.3	-5.8	(181)	-10.4	-11.4	-13.4
Other Non Operating Items[1)]	355	>+100	>+100	91	>+100	>+100	-65.5
Net Profit	**1,394**	**>+100**	**>+100**	**601**	**>+100**	**>+100**	**-24.2**
Adjusted Net Profit[2)]	**1,012**	**+54.3**	**+55.5**	**490**	**+85.6**	**76.9**	**-6.1**
Cost-income ratio, %	47.6	-10.6 p.p.	-10.5 p.p.	47.6	-12.8 p.p.	-12.6 p.p.	unch.

- Over 50% yoy increase of net profit adjusted for one-offs and for FX and consolidation effects in H1/07

[1)] Provisions for Risks & Charges, Restructuring Costs, Net Income from Investments and Other Non Operating Expenses.

[2)] Adjustments in H1/07 (pre-tax): €219 m disposal gain on Indexchange (Q1); €93 m one-off interest component for transferred assets (Q1); €113 m disposal gain on Munich Re (Q2); €3 m restructuring costs (Q2). Adjustments in H1/06 (pre-tax): €3 m restructuring costs (Q2).

HypoVereinsbank Member of UniCredit Group

Key performance indicators

%	H1/07	H1/06	Change in p.p.
Adjusted RoE before Taxes[1]	28.1	20.0	+8.1
Adjusted RoE after Taxes[1]	17.5	12.8	+4.7
Revenues/ RWA [2]	5.3	4.1	+1.2

	H1/07	FY/06	Change in p.p.
Total RWA (bn) [2]	157.0	144.9	+8.3%
Core Tier I ratio (%)[2]	13.0	13.3	-0.3
Tier I ratio (%)[2]	14.5	14.9	-0.4
Total Capital ratio (%)[2]	18.8	19.9	-1.1

- Adjusted ROE after taxes, calculated on allocated capital, increases by 4.7 p.p. yoy to 17.5%, driven by strong net profit growth
- Revenues/RWA increases by 1.2 p.p., mainly due to significant yoy revenue growth
- RWA up by 8.3% ytd, resulting in a mild decline of capital ratios
- Growth in RWA partly due to the inclusion of the investment banking business of UBM. Net of this the trend is a pleasant decline in non-strategic assets, offset by growth in operating business

1) Calculated on allocated capital (defined as 6.8% of average RWA). Net profit used for calculation adjusted for the interests on excess capital. Further adjustments to numerator in H1/07: disposal gain on Indexchange and Munich Re, one-off interest component for transferred assets; Further adjustments to numerator in H1/06: restructuring costs.

2) RWA figures refer to HVB new (ex discontinued operations), include market risk positions and are pro-formed for disposal gains on the asset transfers.

Content

Revenues: solid yoy increase



Net interest income, ex div. (€m)
+22.9% yoy
1,556
1,913
+11.6% yoy
752
1,074
839
H1/06 H1/07
Q2/06 Q1/07 Q2/07



Net commission income (€m)
-1.0% yoy
985
975
+9.2% yoy
447
487
488
H1/06 H1/07
Q2/06 Q1/07 Q2/07



Trading income (€m)
+69.9% yoy
482
819
>+100% yoy
185
350
469
H1/06 H1/07
Q2/06 Q1/07 Q2/07

- Net interest income rises in H1/07 by over 20% yoy, mainly for the effect of the return on the cash inflow from BA-CA/CEE disposals (also including €93 m one-off interest component in Q1[1)]). Rise in H1/07 adjusted for all the effects of the return on cash and for FX and consolidation effects is 8.2% yoy, benefiting of strong contribution from trading related interest
- Net of FX and consolidation effects net commissions up +5.3% yoy in H1/07, with Q2/07 overall keeping the high level of Q1/07. Good development of fees related to the lending business (arrangement/underwriting/participation) and from the sale of bonds and equities (the latter almost keeping up the high level of H1/06)
- Trading income remarkably increasing yoy in H1/07. Net of FX and consolidation effects (mainly the inclusion of the investment banking business of UBM in Q2/07), it still posts a 39.0% yoy rise, with good derivative business and also due to the inclusion of the gains from Private Equity deals (€99 m in H1/07)[2)]

[1)] Of the price of transferred assets.

[2)] €23 m in H1/06, classified under net income from investments.

HypoVereinsbank Member of UniCredit Group

Operating costs: growing much less than revenues


Staff expenses (€m)
+0.7% yoy
+1.4% yoy
1,141
1,149
570
571
578
H1/06 H1/07
Q2/06 Q1/07 Q2/07


Other admin. expenses (€m)
+8.3% yoy
+17.7% yoy
578
626
260
320
306
H1/06 H1/07
Q2/06 Q1/07 Q2/07


Depreciation (€m)
-18.5% yoy
-22.4% yoy
151
123
76
64
59
H1/06 H1/07
Q2/06 Q1/07 Q2/07

- Group operating costs up much less than revenues in H1/07 (+1.5% yoy). Net of FX and consolidation effects the rise is a still modest 2.1% yoy, as strict cost management almost offsets higher performance-related bonuses and the VAT increase
- Slight y/y staff cost increase. Net of FX and consolidation effects the growth in H1/07 is 2.0%, as the FTE reduction curbed the P&L impact of the annual contract increase and of higher bonuses (mainly in MIB)
- Other administrative expenses rise by 8.3% yoy. Net of FX and consolidation effects the growth in H1/07 is 7.1% yoy, mainly due to the VAT increase, to the outsourcing of payment and IT services and to an exceptionally low Q2/06 (when some expenses, e.g. IT, were temporarily almost suspended to reconsider projects following the integration with UniCredit)
- Depreciation down by 18.5% yoy (15.9% net of FX and consolidation effects), mainly due to lower software depreciation

HypoVereinsbank Member of UniCredit Group

Decrease of 730 FTEs in H1/07 despite increasing group perimeter

Group FTE


-3.1% ytd
23,803
23,073
FY/06
H1/07

Breakdown of ytd change by divisions


Retail 1)
89
Corporate/ CREF
158
MIB 2)
62
WEM
46
Other/Cons.
-1,846

- ~1,500 FTE decrease ytd net of the consolidation of Planet Home companies (in Q1/07) and UBM (in Q2/07), also thanks to outsourcing of payment and IT services (of ~770 FTE reduction)
- Decrease largely driven by the Group Corporate Centre, only partly due to ~370 transfers to the other divisions and to a seasonal reduction of apprentices (which should reverse in September)
- As for the commercial divisions, net of internal transfers and perimeter changes, MIB, Corporate & CREF and WEM show a rise consistent with the growth projects, Retail a decrease as the efficiency measures planned are implemented

1) Net of PlanetHome consolidation (346 FTEs as of June 2007).
2) Net of UBM consolidation (416 FTEs as of June 2007).

HypoVereinsbank Member of UniCredit Group

Non operating items in H1/07



in €m
2.089
-25
-3
-390
383
Indexchange €219 m
Nordinvest €47 m
Munich RE €113 m
-617
-43
1.394
Operating Profit
Provisions for risk & charges
Restructuring costs
Net-write downs of loans
Net income from investments
Taxes
Minorities
Net Income

HypoVereinsbank Member of UniCredit Group

Net impaired loans significantly down

Net impaired customer loans (€m)


-22.3% ytd
12.6% qoq
6,989
6,212
5,431
Q4/06
Q1/07
Q2/07

% on total net customer loans


-85 b.p. ytd
-39 b.p. qoq
4.11%
3.65%
3.26%
Q4/06
Q1/07
Q2/07

% coverage ratio


6.4 p.p. ytd
+3.0 p.p. qoq
44.0%
47.5%
50.4%
Q4/06
Q1/07
Q2/07

- **Ongoing reduction of both gross and net impaired loans:** so far in 2007 gross impaired loans declined by 12.3% and net impaired loans dropped by over 20%
- Reduction mainly achieved through successful day to day workout
- Impaired loans as percentage of net loans drop by a substantial 85 b.p. ytd to 3.26%
- The coverage of impaired loans further increase by 3.0 p.p. in just three months to over 50%

HypoVereinsbank Member of UniCredit Group

Net write downs of loans

Net write downs of loans, €m



-5.3% yoy
-10.4% yoy
412
390
202
209
181
H1/06 H1/07
Q2/06 Q1/07 Q2/07

Cost of risk[1)2)], b.p.



-4 b.p.
60
56
FY/06
H1/07 (annualized)

- Net-write downs of loans decline by 5.3% yoy in H1/07, thanks to a very low Q2/07, with overall good environment in Germany, still very low inflow of impaired loans in MIB and some one-offs related to successful workout of non-strategic assets
- Cost of risk below FY/07 run-rate in H1/07 (56 b.p. annualized, -4 b.p. below FY/06) thanks to the Q2/07 effect

1) Net of one-offs: €55 m provisions for 8- in Q4/06. 2) Net-write downs of loans / Total period average RWA for Credit Risks.

HVB excl. non-strategic assets: core business growing, ongoing decrease of real estate exposure



HVB Credit Exposure excl. Non-Strategic Assets (RER & SCP), €bn
-2.1%
+4.3% ytd
219.5
206.0
214.9
German Real Estate1)
62.3
55.2
53.1
FY/05
FY/06
H1/07

- Development of exposures in H1/07:
  - ✓ Inclusion of the business with transferred companies, which previously, being intra-group, was elided at consolidated level
  - ✓ General widening of the MIB business
  - ✓ Integration of investment banking activities of UBM
- Ongoing decrease of German Real Estate exposure

[1] Excluding RER, SCP and cash-flow driven exposures.

HypoVereinsbank Member of UniCredit Group

Non-strategic assets: further decreasing

RER recent development
Credit Exposure, €bn



-79%
15.4
9.5
4.0
3.3
FY/04
FY/05
FY/06
H1/07

- **Since creation in FY/04: 79% reduction**
- Reduction in H1/07 achieved through successful day-by-day workout

SCP recent development and breakdown
Credit Exposure, €bn and %

RECENT EVOLUTION



-18%
20.7
19.7
16.9
Q3/06 1)
FY/06
H1/07

BREAKDOWN, H1/07 [1]



Commercial Real Estate Finance €2.4bn, 14.1%
Other Loans €0.3bn, 2.0%
HVB Sofort-kredit2) €0.1bn, 0.3%
Other Real Estate Loans3) €14.1bn, 83.6%

[1] Q3/06 based on Aug06 data.
[2] Consumer Finance. [3] Mainly mortgages to retail customers.

Content

Divisional results: operating profit growing in all divisions

H1/07 total revenues



Retail
€913m
MIB
€1,779m
Corporates/
CREF
€710m
WEM
€235m

	yoy % ch.
Retail	-0.4
Corporates/CREF	+3.2
WEM	+4.4[1]
MIB	+47.6

H1/07 operating profit



Retail
€212m
MIB
€1,097m
Corporates/
CREF
€477m
WEM
€93m

	yoy % ch.
Retail	+2.9
Corporates/CREF	+7.2
WEM	+9.4[1]
MIB	+73.0

[1] WEM adjusted for deconsolidation effects of Activest companies, Nordinvest and custodial banking activities of HVB Banque Luxembourg.

HypoVereinsbank Member of UniCredit Group

Retail division

€m	H1/07	% ch. on yoy	Q2/07	% ch. on yoy
Total Revenues	**913**	**-0.4%**	**443**	**+1.4%**
Operating Costs	-701	-1.4%	-348	-2.0%
Operating Profit	**212**	**+2.9%**	**95**	**+15.9%**
Net-write downs of loans	-80	-0.0%	-13	-74.5%
Profit before Taxes	**132**	**+3.9%**	**82**	**>+100%**
Cost-income ratio, %	76.8%	-0.7 p.p.	78.6%	-2.6 p.p.

- **Satisfactory H1/07 vs H1/06 results:**
  - ✓ **Revenues:** commission growth (+4.9% yoy) and good trend of deposit margin compensate the effects of loan volume reduction (leading to an improved Revenues/RWA ratio)
  - ✓ **Operating costs:** -1.4% yoy, largely driven by the continuing reduction of other administrative expenses
  - ✓ **Operating profit:** slight rise with Cost income ratio down by 0.7 p.p.
  - ✓ **Net write-downs of loans**: in line with the level of H1/06
- **Good development Q2/07 vs Q2/06:**
  - ✓ **Revenues:** stable net interest income; strong fees (+ 11.7%), also due to improving cross-selling and higher sales of investment products
  - ✓ **Operating costs**: yoy decrease across all lines
  - ✓ **Operating profit:** double-digit yoy growth
  - ✓ **Net write-downs of loans:** comparison of quarters affected by SCP creation; net of that Q2 still recorded relatively high write-backs
- **Business drivers moving in the right direction:**
  - ✓ **Customer Satisfaction:** good trend in all segments and regions, leading to a more stable customer base
  - ✓ **Recurring fees**:+18% increase yoy in Q2
  - ✓ **Financial Assets**: 5% yoy growth
  - ✓ **Alpha Certificate:** €500m sold in Q2
  - ✓ **WelcomeAccount:** >130,000 new accounts since launch (July06)

WEM division

€m	H1/07	% ch. on yoy[1]	Q2/07	% ch. on yoy[1]
Total Revenues	**235**	**+4.4%**	**112**	**+3.7%**
Operating Costs	-142	+1.4%	-70	-2.8%
Operating Profit	**93**	**+9.4%**	**42**	**+16.7%**
Net Non-operating items[2]	0	n.m.	3	-57.1%
Profit before Taxes	**93**	**+4.5%**	**45**	**+4.7%**
Cost-income ratio, %	60.4	-1.8 p.p.	62.5	-4.2 p.p.

- **Solid development H1/07 vs H1/06:**
  - ✓ **Revenues:** up by 4.4%, driven by both net interest income and non-interest income, up respectively by 5.5% and 3.9%
  - ✓ **Operating costs:** only a +1.4% rise despite business growth
  - ✓ **Operating profit:** increasing by 9.4% yoy
- **Pleasing results Q2/07 vs Q2/06:**
  - ✓ **Revenues:** rising by 3.7% yoy, with net interest income up by 2.6% and net commissions increasing by 3.9% despite a decreasing upfront component
  - ✓ **Operating costs:** 2.8% decrease, with over 4 p.p. improvement in the Cost income ratio
  - ✓ **Operating profit:** rising by 16.7% yoy
- **Strong volume growth:** Total Financial Assets post 16.9% yoy growth to €69.2 bn[3]; AuM up by 19.2% yoy to €29.6 bn
- **Business drivers:**
  - ✓ Successful development of Asset Management Products
  - ✓ DAB: still high transaction numbers in H1/07
  - ✓ Improved asset mix, shifting towards assets generating higher recurrent fees
  - ✓ Rise in discretionary mandates

[1] Adjusted for the transfer of asset management activities (Activest, Nordinvest).

[2] Provisions for Risks & Charges, Restructuring Costs, Net write-downs of loans, Net Income from Investments and Other Non Operating Expenses.

[3] Net of WealthCap. TFA including WealthCap: €75.8 m (+16.2% yoy).

Corporates & CREF division

€m	H1/07	% ch. on yoy	Q2/07	% ch. on yoy
Total Revenues	**710**	**+3.2%**	**357**	**+6.6%**
Operating Costs	-233	-4.1%	-115	-3.4%
Operating Profit	**477**	**+7.2%**	**242**	**+12.0%**
Net Write Downs of Loans	-102	+1.0%	-51	+30.8%
Profit before Taxes	**377**	**+7.1%**	**194**	**+9.0%**
Cost-income ratio, %	32.8%	-2.5 p.p.	32.2%	-3.3 p.p.

- **Sound Results H1/07 vs H1/06:**
  - ✓ **Revenues:** interest income trend stable despite the planned volume reduction in CREF; strong fees in Corporates and CREF (main drivers: derivatives, payment fees and corporate finance)
  - ✓ **Operating costs:** CREF -12%, with reduction of both staff expenses and other expenses following business refocusing; -3.2% in Corporates driven by sound reduction of other administrative expenses
  - ✓ **Operating profit:** good 7.2% rise
  - ✓ **Net write-downs of loans:** overall stable yoy
- **Good Results Q2/07 vs Q2/06:**
  - ✓ **Revenues:** net interest income up by a solid 5.3% despite volume driven-reduction, as planned, in CREF; fees up by 13.1% driven by good development of service business
  - ✓ **Operating costs:** strong decrease in other administrative expenses in Corporates and CREF
  - ✓ **Operating profit:** good +12.0% rise
  - ✓ **Net write-downs of loans:** +30.8% versus only €39 m in Q2/06 (well below FY/06 quarterly average); stable compared to Q1/07
- **Business drivers:**
  - ✓ **Strong fee based services**: e.g. derivatives, payment fees and corporate finance

MIB division

€m	H1/07	% ch. on yoy	Q2/07	% ch. on yoy
Total Revenues	**1,779**	**+47.6%**	**921**	**+77.8%**
Operating Costs	-682	+19.4%	-369	+30.9%
Operating Profit	**1,097**	**+73.0%**	**552**	**>+100%**
Net Non-operating items[1)]	221	>+100%	7	-78.1
Profit before Taxes	**1,318**	**+94.4%**	**559**	**>+100%**
Cost-income ratio, %	38.3%	-9.1 p.p.	40.1	-14.3 p.p.

- **Strong growth H1/07 vs H1/06:**
  - ✓ **Revenues** with strong growth in core businesses both in Markets and Investment Banking, particularly in Financing
  - ✓ **Operating costs** well in line with last year due to strict cost management. The increase is purely driven by variable compensations. Cost income ratio at 38.3%, a very low level in an international comparison of investment banks
  - ✓ **Net write-downs of loans:** positive credit cycle and very sound credit quality
  - ✓ In Q1/07 capital gain of the sale of Indexchange – net one-off effect of € 219 m
- **Excellent results Q2/07 vs Q2/06:**
  - ✓ **Revenues:** Excellent performance throughout almost all business lines, Financing again with the highest growth contribution
  - ✓ **Operating expenses** completely in line with higher bonus accruals, driven by performance
  - ✓ **Net write-downs of loans:** historically low levels of current provisioning needs were renewed
- **Business drivers:**
  - ✓ Financing, especially private equity, financial sponsors and leveraged finance, Structured Credit and Equities

1) Provisions for Risks & Charges, Restructuring Costs, Net write-downs of loans, Net Income from Investments and Other Non Operating Expenses.

Conclusions

- Transfer of investment banking activities of UBM from UniCredit completed, enhancing the role of HVB as UniCredit group competence centre for MIB

- From integration to growth: integration office closed after the successful completion of its role; divisions fully focusing on reinforcing their franchise

- Group financial results:
  - ✓ Revenue up by a remarkable +24% yoy in H1/07
  - ✓ Over 50% yoy increase in operating profit
  - ✓ Steady decrease of impaired loan continuing, -22.3% ytd

- All the divisions managed to increase operating profit yoy, overall improving revenues and efficiency; MIB posting significant growth

Content

Key Highlights

Group Results as of June 30, 2007

Segment Reporting: Results by Division

Annex

Underlying trends in net interest income

Margin trends Q2/07 vs Q1/07			Volume trends Q2/07 vs Q1/07		
LENDING MARGINS	↑	Slightly up	**LENDING VOLUMES**	↓	Slightly down
DEPOSIT MARGINS	=	Stable	**DEPOSIT VOLUMES**	=	Stable
Mortgages	↓	Slight pressure	**Mortgages**	↑	New business increasing
Consumer Credit	=	Still high	**Consumer Credit**	=	Stable
Mid-Corporate	↑	Rising	**Mid-Corporate**	↑	Rising
Structured Finance	↓	Slight pressure	**Structured Finance**	=	Stable
Saving Deposits	↓	Decreasing	**Saving Deposits**	↓	Slightly decreasing
Sight and Term Deposits	↑	Increasing	**Sight and Term Deposits**	↑	Increasing

HypoVereinsbank Member of UniCredit Group

RWAs (KWG)

Total RWAs (incl. market risk)



€bn
+8.3% ytd
144.9
157.0
FY/06
H1/07

- RWA in H1/07 rise ytd driven by:
  - ✓ Overall rise in the commercial divisions, largely related to increasing operating activity in MIB
  - ✓ Ongoing reduction of non-strategic assets (Other/Consolidation division: -20.5% ytd)

RWAs by divisions, mix and ytd change



Other/Cons.
11.6%
15.7%
Retail
MIB
26.9%
Corporates & CREF
WEM
3%



Retail
-1.3%
Corporate/ CREF
1.4%
MIB [1)]
13.8%
WEM
-5.7%
Other/Cons.
-20.5%

[1)] Net of the inclusion of investment banking activities of UBM and of the increase in activity with companies of UCI Group (not intra-group from HVB Group standpoint), as effect of the transfer of BA-CA/CEE and the centralisation in HVB of the MIB activities of UniCredit Group.

HypoVereinsbank Member of UniCredit Group

Credit exposure by rating classes

Credit exposure by rating classes[1)]

in €bn



3.3%
52.2%
39.7%
2.7%
7.8
7.7
109.8
120.9
93.5
92.1
6.6
6.3
12/06 06/07
12/06 06/07
12/06 06/07
12/06 06/07
ARF[2)]
RATING 1-4
RATING 5-8
RATING 9-10

- ~10% increase in H1/07 in the top rating classes (1-4)
- Decrease ytd (~5%) in the default rating classes (9-10), down to 2.7% of total

Credit exposure by divisions

in %



Other/Cons.
8.9%
21.1%
Retail
MIB
28.6%
Corporates & CREF
WEM

[1)] Excluding not rated exposure of €4.8bn as of H1/07

[2)] Adressrisikofrei (Free of credit risk)

xx% % of total exposure in H1/07 (incl. not rated exposure, representing 2.1% of total)

HypoVereinsbank Member of UniCredit Group

Ratings: improving for two top agencies

	Long-Term	Short-Term	Outlook	Financial Strength	Pfandbrief		Last Change
					Public	Mortgage	
Moody´s	A1 ⬆	P-1	Stable	C- ⬆	Aa1	Aa1	11.05.07
S&P	A	A-1	Positive ⬆	-	AAA	-	02.04.07
Fitch Ratings	A	F1	Positive	C	AAA	AAA	28.09.06

HypoVereinsbank Member of UniCredit Group

HVB Investor Relations Team

Dr. Regine Angermeyer-Naumann
Head of Investor Relations
☎ +49-89-378 27602
regine.angermeyer-naumann@hvb.de

Sabine Keindl
☎ +49-89-378 29185
sabine.keindl@hvb.de

Ilaria Ranucci
☎ +49-89-378 26024
ilaria.ranucci@hvb.de

Website: www.hvb.com/ir

HypoVereinsbank Member of UniCredit Group

Disclaimer

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on informations, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new informations or future events.

There are many important factors, which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

END